As filed with the Securities and Exchange Commission on March
26, 1997

                                            File No. 70-______

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

          --------------------------------------------

               FORM U-1 APPLICATION OR DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     Mineral Energy Company
                         101 Ash Street
                  San Diego, California  92101

       (Name of company or companies filing this statement and address of principal executive offices)

                              None

(Name of top registered holding company parent of each applicant or declarant)

Richard D. Farman                       Stephen L. Baum
President and Chief                     President and Chief
  Operating Officer                     Executive Officer
Pacific Enterprises                     Enova Corporation
555 West Fifth Street, Suite 2900       101 Ash Street
Los Angeles, California 90013-1001      San Diego, CA  92101
(213) 895-5000                          (619) 696-2000


           (Name and addresses of agents for service)

          --------------------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

                    Ruth S. Epstein, Esq.
                    Covington & Burling
                    1201 Pennsylvania Avenue, N.W.
                    P.O. Box 7566
                    Washington, D.C.  20044-7566


                        TABLE OF CONTENTS

Item                                                      Page

Introduction and Request for Commission Action                    1
Item 1.   Description of Proposed Transaction                     2
       A.   Description of the Parties to the Transaction         2
          1.   Pacific                                            2
          2.   Enova                                              4
          3.   The Company                                        6
               a.   The Parent                                    6
               b.   Pacific Sub                                   7
               c.   Enova Sub                                     7
       B.   Description of Transaction                            7
          1.   Reasons for the Combination                        7
          2.   Merger Agreement                                  10
          3.   Background and Negotiations Leading to the
               Proposed Transaction                              12
       C.   Management and Operations of the Company Following
            the Transaction                                      19
       D.   The Energy Marketing Joint Venture                   20
Item 2.   Fees, Commissions and Expenses                         21
Item 3.   Applicable Statutory Provisions                        22
       A.   Statement of Applicable Provisions                   22
       B.   The Standards of Section 10                          22
          1.   General                                           23
          2.   Affirmative Findings                              23
               a.   Section 10(c)(2) - Development of an
                    Integrated Public Utility System             23
               b.   Section 10(f) - Compliance with State
                    Requirements                                 27
          3.   The Adverse Findings                              27
               a.   General                                      27
               b.   The Public Interest Under the 1935 Act       28
               c.   Section 10(b)(1) - No Detrimental
                    Concentration of Control                     30
                    i.   Interlocking Relations                  30
                    ii.  No Undue Concentration of Control       31
                         (a)  Size                               31
                         (b)  Efficiencies and Economies         33
                         (c)  Absence of Anticompetitive
                              Effects                            33
               d.   Section 10(b)(2) - Fairness of
                    Consideration and Fees                       34
                    i.   Fairness of Consideration               35
                    ii.  Reasonableness                          37
               e.   Section 10(b)(3) -- Capital Structure
                    and the General Public Interest              38
                    i.   No Undue Complication of Capital
                         Structure                               39
                    ii.  No Detriment to the Public Interest
                         or Proper Functioning of the Holding
                         Company System                          40

               f.   Section 10(c)(2) -- Conflict with Section
                    8 or Detrimental to the Carrying Out
                    Section 11                                   41
                    i.   Compliance With Section 8               41
                    ii.  No Detriment to Carrying out of
                         Section 11                              41
       C.   Section 3(a)(1) - Intrastate Exemption               43
Item 4.   Regulatory Approvals                                   45
       A.   State Regulatory Authority                           45
       B.   Federal Power Act                                    46
       C.   Antitrust                                            47
       D.   Atomic Energy Act                                    47
       E.   Other                                                47
Item 5.   Procedure                                              48
Item 6.   Exhibits and Financial Statements                      49
       A.   Exhibits                                             49
       B.   Financial Statements                                 51
Item 7.   Information as to Environmental Effects                52



         Introduction and Request for Commission Action


          Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), Mineral Energy Company, a newly formed California corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") authorize the Company's acquisition of all of the issued and outstanding common stock of Pacific Enterprises ("Pacific") and Enova Corporation ("Enova"), both of which are exempt intrastate holding companies under the Act (the "Transaction"). The Company also requests an order under
Section 3(a)(1) of the Act declaring it exempt from all provisions of the Act except Section 9(a)(2) following consummation of the Transaction.

          The Transaction will be governed by the terms of an Agreement and Plan of Merger and Reorganization dated as of October 12, 1996, as amended on January 13, 1997, by and among the Company, Pacific, Enova and certain other constituent companies (the "Merger Agreement"). Consummation of the Transaction is conditioned on approval by the California Public Utilities Commission (the "CPUC") based on its analysis of, among other factors, the effects on competition and the benefits to consumers and shareholders resulting from the Transaction. The Transaction will also require either the approval of or, in the alternative, a disclaimer of jurisdiction by the Federal Energy Regulatory Commission ("FERC"), either the approval of or, in the alternative, a disclaimer of jurisdiction by the Nuclear Regulatory Commission (the "NRC"), and the filing of Pre-Merger Notification Report Forms under the Hart-Scott-Rodino Act. It is contemplated that these proceedings can be concluded by the end of this year and that consummation of the Transaction will occur on or before December 31, 1997.

          The Transaction has been approved by the shareholders of each of Pacific and Enova at meetings held on March 11, 1997. A registration statement on Form S-4, which includes a Joint Proxy Statement/Prospectus (the "Registration Statement"), was filed with the Commission on February 5, 1997.

          Pacific and Enova are neighboring public utility holding companies. Their principal subsidiaries are, respectively, Southern California Gas Company ("SoCalGas") and San Diego Gas & Electric Company ("SDG&E"), which provide regulated natural gas service (SoCalGas) and regulated electric and natural gas service (SDG&E) within each of their service areas. The Transaction reflects the strategic response of Pacific and Enova to developments in California and federal regulatory policies leading to substantially increased competition in the markets for natural gas and electricity. The Transaction is designed to create a business combination that will (1) coordinate business operations that are geographically contiguous and highly complementary; (2) produce operational synergies resulting in over a billion dollars in cost savings and cost avoidance over a ten year period; (3) enhance competition in the restructured electric and natural gas industries, both locally and on a national level; (4) expedite the introduction of new pro-consumer energy services and related products into the California economy; (5) enhance shareholder value; and (6) preserve the utility jurisdiction of the CPUC.

          In order to approve the Transaction, Section 10 of the Act requires the Commission to find that the Transaction will tend toward the economical and efficient development of an integrated public-utility system and that state laws have been complied with. The Transaction unquestionably satisfies these requirements. While Section 10 also permits the Commission to disapprove an acquisition if certain adverse circumstances would result, such as undue concentration of control or other harm to the public interest or the interests of investors or consumers, these adverse circumstances are not present here. Accordingly, the Company submits that the Transaction meets all requirements of Section 10.

          With respect to the exemption requested under
Section 3(a)(1), the new holding company system must meet the intrastate requirements of the exemption and, in addition, the Commission must not find that the exemption would be detrimental to the public interest or the interests of investors or consumers. The Company submits that these criteria are satisfied as well.

          The Company requests expedited treatment of this application, so that upon CPUC, FERC and other regulatory action, Pacific and Enova will be in a position to consummate the Transaction promptly.

Item 1.  Description of Proposed Transaction

A.   Description of the Parties to the Transaction

     1.   Pacific

          Pacific is a public utility holding company incorporated under the laws of the State of California,<F1>


------------------------------------------------------

<F1>    Pacific was incorporated in 1907 under the name of
Pacific Enterprises Lighting Corporation, which was the successor corporation to a company organized in 1886. Pacific adopted its current name on February 15, 1988.

-------------------------------------------------------



 which is exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section
3(a)(1) of the Act and by order of the Commission.<F2>


-------------------------------------------------------

<F2>    Pacific Lighting Corporation, 1 S.E.C. 275 (1936).

--------------------------------------------------------


  Through its subsidiaries, Pacific engages in supplying natural gas throughout most of southern and part of central
California, and in other energy-related businesses.

          SoCalGas, Pacific's principal subsidiary, is a California public utility that owns and operates a natural gas distribution, transmission and storage system which supplies natural gas in 535 cities and communities throughout most of southern California and part of central California.<F3>


-------------------------------------------------------

<F3>    Pacific owns all of the issued and outstanding common
stock of SoCalGas. SoCalGas also has outstanding a class of preferred stock, which is listed on the Pacific Stock Exchange. The SoCalGas preferred stock votes with the common stock in the election of directors and on all other matters submitted to shareholders, except those for which a separate class vote is required by the California General Corporation Law or the articles of incorporation of SoCalGas.

-------------------------------------------------------


  SoCalGas provides gas service to residential, commercial, industrial, electric generation and wholesale customers through approximately 4.7 million meters in a 23,000-square mile service area with a population of approximately 17.4 million people. A map of SoCalGas' service area is incorporated herein by reference as Exhibit E-1. SoCalGas is subject to regulation by the CPUC with respect to, among other things, its rates for intrastate transportation and retail sales of natural gas. In addition, certain of Pacific's subsidiaries are subject to regulation by FERC under the Natural Gas Act.

          Through approximately 50 other subsidiaries, Pacific is also engaged in a number of energy-related businesses.
These other subsidiaries are organized into five business lines, as follows:


     (i) Pacific Energy engages in alternate energy development, centralized heating and cooling for large building complexes, and energy management services;

     (ii) Pacific Interstate Company provides interstate and offshore natural gas transmission to serve utility operations;

     (iii) Pacific Enterprises Oil Company owns various mineral interests and a working interest in the Aliso Canyon
Oil Field;

     (iv) Pacific Enterprises International invests in foreign utility-related businesses; and

     (iv) Ensource engages in gas marketing.

          The common stock of Pacific, without par value ("Pacific Common Stock"), is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE"), and the preferred stock of Pacific, without par value ("Pacific Preferred Stock"), is listed on the American Stock Exchange and the PSE. As of the close of business on December 31, 1996, there were 82,013,469 shares of Pacific Common Stock and 800,253 shares of Pacific Preferred Stock issued and outstanding.<F4>


--------------------------------------------------------

<F4>    The Pacific Preferred Stock has voting rights similar to
those of the SoCalGas common stock described in note 3, supra.
A more complete description of the capitalization of Pacific, including its issued and outstanding preferred stock and the preferred stock of SoCalGas, is contained in Pacific's Annual Report on Form 10-K for the year ended December 31, 1996 (Exhibit H-1).

--------------------------------------------------------


          For the year ended December 31, 1996, Pacific's operating revenues on a consolidated basis were approximately $2.563 billion (net of $40 million in balancing adjustments), of which approximately $2.076 billion were attributable to sales of natural gas, $386 million were attributable to transportation revenues, and $141 million were attributable to non-utility activities. Consolidated assets of Pacific and its subsidiaries at December 31, 1996 were approximately $5.186 billion, of which approximately $3.237 billion consisted of net gas plant and equipment.

          Pacific's principal executive office is located at 555 W. 5th Street, Los Angeles, California 90013-1011. At December 31, 1996, Pacific employed approximately 7,600 persons, approximately 6,900 of which were employed by SoCalGas.

          More detailed information concerning Pacific and its subsidiaries is contained in Pacific's Annual Report on Form
10-K and Annual Report to Shareholders for the year ended
December 31, 1996, which are incorporated herein by reference as Exhibit H-1, and H-3, respectively.

     2.   Enova

          Enova is a public utility holding company organized under the laws of the State of California and exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and by Rule 2(a) thereunder.<F5>


--------------------------------------------------------

<F5>    Enova was formed to serve as the parent company for SDG&E
and its unregulated subsidiaries in connection with a restructuring transaction that became effective on January 1, 1996.

--------------------------------------------------------


  Through its subsidiaries, Enova provides electricity and natural gas service in California and value-added products and services to customers throughout California and certain other states.

          SDG&E, Enova's principal subsidiary, is a California public utility that generates, purchases and transmits electric energy and distributes it through 1.2 million meters to customers in San Diego County and an adjacent portion of Orange County, California.<F6>

--------------------------------------------------------

<F6>    Enova owns all of the issued and outstanding common stock
of SDG&E. SDG&E also has outstanding two classes of preferred stock, most of the series of which are listed on the American Stock Exchange. The SDG&E preferred stock has voting rights similar to those of the SoCalGas preferred stock described in note 3.

--------------------------------------------------------


  SDG&E also purchases and distributes natural gas through 700,000 meters to customers in San Diego County and transports gas for others in SDG&E's service territory. SDG&E's service area encompasses 4,100 square miles, covering two counties and 25 cities, with a population of approximately 3 million people. A map of SDG&E's service area is incorporated herein by reference as Exhibit E-2. SDG&E is subject to regulation by the CPUC as a public utility with respect to retail electric and gas rates, among other matters, by FERC with respect to rates for the sale for resale of electricity and other matters, and by the NRC with respect to certain nuclear facilities in which SDG&E has a partial ownership interest.

          Enova owns all of the outstanding common stock of six non-utility subsidiaries, all of which are California corporations. They are as follows:

     (i) Enova Financial, Inc. invests in limited partnerships representing approximately 1100 affordable-housing projects located throughout the United States;

     (ii) Califia Company leases computer equipment. Except for a non-material amount of non-voting preferred stock, Califia is a wholly owned subsidiary of Enova;

    (iii) Enova Energy, Inc. is an energy management consulting firm offering services to utilities and large consumers, including gas and electric marketing, scheduling services, facilities operation, and management of customer energy demand and supply;

     (iv) Pacific Diversified Capital Company is the parent company for the non-utility subsidiary, Phase One Development, Inc., which is engaged in real estate development;

     (v) Enova Technologies, Inc. is in the business of developing new technologies generally related to utilities and energy services;

     (vi) Enova International was formed to develop and operate natural gas and power projects outside the United States. A subsidiary of Enova International has entered into a joint venture with a subsidiary of Pacific to build and operate a natural gas distribution system in Mexicali, Baja California.

          The common stock of Enova, without par value ("Enova Common Stock"), is listed on the NYSE and the PSE. As of the close of business on December 31, 1996, there were 116,628,735 shares of Enova Common Stock issued and outstanding. Enova has no other equity securities outstanding.<F7>


------------------------------------------------------

<F7>    A more complete description of the capitalization of
Enova, including the issued and outstanding preferred stock and preference stock of SDG&E, is contained in Enova's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference as Exhibits H-2 and H-5 respectively.
-------------------------------------------------------


          For the year ended December 31, 1996, Enova's operating revenues on a consolidated basis were approximately $1.993 billion, of which approximately $1.591 billion were attributable to its electric utility operations, approximately $348 million were attributable to its gas utility operations, and approximately $54 million were attributable to its energy-related and other operations. Consolidated assets of Enova and its subsidiaries at December 31, 1996 were approximately $4.65 billion, of which approximately $2.625 billion consists of net electric utility plant and $449 million consists of net gas plant.

          Enova's principal executive office is located at 101
Ash Street, P.O. Box 129400, San Diego, California 92112-9400.
At December 31, 1996, Enova employed 3,737 people, of which
3,688 people were employed by SDG&E.

          More detailed information concerning Enova and its subsidiaries is contained in Enova's Annual Report on Form 10-K and Annual Report to Shareholders for the year ended December 31, 1996, which are incorporated herein by reference as Exhibits H-2, and H-4, respectively.

     3.   The Company

          a.   The Parent

          The Company was incorporated under the laws of the State of California to become a holding company for Pacific and Enova following the consummation of the Transaction and for purposes of facilitating the Transaction. The authorized capital stock of the Company includes 1,000 shares of common stock ("Company Common Stock"), all of which are issued and outstanding. Each of Pacific and Enova owns 500 shares. The Company's Board of Directors is also authorized, pursuant to the Company's Articles of Incorporation, to issue preferred stock ("Company Preferred Stock") from time to time in one or more series, with rights and preferences to be designated by the Board, but no Company Preferred Stock will be issued as part of the Transaction. The Company will have no operations prior to the Transaction other than those contemplated by the Merger Agreement to accomplish the Transaction. The Company has formed the following two wholly owned subsidiaries, which are parties to the Merger Agreement.

          b.   Pacific Sub

          Solely for the purpose of facilitating the Transaction proposed herein, B Mineral Energy Sub, a California corporation ("Pacific Sub"), was formed as a wholly owned subsidiary of the Company. The authorized capital stock of Pacific Sub consists of 1,000 shares of common stock, without par value, all of which is held by the Company. Pacific Sub has not had, and prior to the closing of the Transaction will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the transaction.

          c.   Enova Sub

          Solely for the purpose of facilitating the Transaction proposed herein, G Mineral Energy Sub, a California corporation ("Enova Sub"), was formed as a wholly owned subsidiary of the Company. The authorized capital stock of Enova Sub consists of 1,000 shares of common stock, without par value, all of which is held by the Company. Enova Sub has not had, and prior to the closing of the Transaction will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the Transaction.

B.   Description of Transaction

     1.   Reasons for the Combination

     Benefits of the Combination. Pacific and Enova view the combination of the two companies as a natural outgrowth of utility deregulation and restructuring that is reshaping the natural gas and electric industries in California and throughout the nation. The combination joins two excellent companies of similar market capitalization, with similar views of the future of the utility and energy industries and with highly complementary operations that are geographically contiguous. The combination is expected to provide substantial strategic, financial and other benefits to the shareholders of the two companies, as well as to their employees and the customers and communities which they serve. The Boards of Directors of Pacific and Enova believe that these benefits include:

          Support for Utility Deregulation--The combination is timed to coincide with California electric utility deregulation and ongoing natural gas utility deregulation and is intended to establish a company that, by providing to customers multiple energy products and services and lower costs than the companies could achieve individually, will have the ability to compete effectively in unregulated markets and serve customers more cost-effectively in regulated markets. Through SoCalGas and SDG&E, the Company will offer regulated natural gas service throughout most of southern California and portions of central California and regulated electric service in San Diego and southern Orange Counties in southern California. In addition, the Company will engage in unregulated natural gas and electricity marketing and offer energy-related products and services throughout California and the rapidly developing national and international marketplaces for energy and energy services.

          Competitive and Strategic Position--The combination of the companies' complementary expertise and vision, including Pacific's substantially larger and more diverse natural gas customer base and its customer expertise and gas purchasing and distribution capabilities and Enova's customer and marketing expertise in both electricity and natural gas markets and its low-cost electric generation, transmission and purchasing capabilities, will provide the Company with the size and scope to be an effective competitor in the emerging and increasingly competitive markets for energy and energy services. It will create a company that will have the ability to develop and market competitive new products and services and provide integrated energy solutions for wholesale and retail customers.

          Expanded Management Resources and Employment
Opportunities--The Company will be able to draw on a larger and more diverse pool of management for leadership in an increasingly competitive environment. As a company better able to effectively respond to competitive pressures, the Company will offer better prospects for employees and be better able to retain and attract the most qualified employees.

          Communities--The Company will continue to play a leading role in the economic development of the communities now served by Pacific and Enova, and philanthropic and volunteer programs currently maintained by the two companies and their utility subsidiaries will be continued. These communities will also benefit from increased competition and lower prices for regulated and deregulated natural gas and electricity and energy-related products and services and expected growth of unregulated business to offset employment losses from cost reductions created through the combination.

     Potential Cost Savings and Cost Avoidances Resulting from the Combination. Pacific and Enova believe that the business combination will result in significant cost savings and cost avoidances that will benefit customers and shareholders. Potential savings and avoidances have been limited to quantifiable amounts estimated by the managements of Pacific and Enova to be achieved by a combination of the operations of the two companies. Recognition has been given to costs to be incurred in achieving these potential savings and avoidances and to the time required to implement plans designed to integrate operations. These estimated savings and avoidances are attributable to the business combination and do not include other types of savings and avoidances that might be achieved without a combination of the companies. In addition, the Company will continue efforts already underway by Pacific and Enova to increase productivity and reduce costs by redesigning and reengineering key business processes.

     Operating synergies from the business combination are estimated to generate total cost savings and cost avoidances, net of $205 million estimated costs to achieve such savings and avoidances, of $1.2 billion over a ten-year period. The accounting treatment of the cost savings and cost avoidances and costs of attaining them will depend upon the regulatory treatment accorded by the California Public Utilities Commission. The savings and avoidances in 1998, 1999 and 2000 are expected to be lower than in any subsequent year due to the costs to achieve and phase-in of such savings and avoidances.

     The major components and estimated amounts of the anticipated cost savings and cost avoidances based on the synergies analysis (without reduction for the costs to achieve them) prepared by Pacific and Enova managements with the assistance of Deloitte & Touche Consulting Group are set forth below. It is impracticable to allocate the costs to achieve these savings and avoidances to specific components.

          Integration of corporate functions--The combined companies will have the ability to eliminate redundant functions in a variety of areas, including accounting and finance, human resources, information services, external relations, legal and executive administration. The staffing levels for these functions are relatively fixed and do not vary directly with an increase or decrease in the number of employees or customers. The companies estimate cost savings and cost avoidances to be approximately $538 million over a ten-year period through integration of corporate functions.

          Integration of corporate programs--The combined companies will be able to integrate various corporate and administrative functions, thereby reducing certain non-labor costs in the areas of insurance, advertising, professional services, benefits plan administration, credit facilities, association dues, postage, research and development and shareholder services. In addition, future operational expenditures in the area of information systems that would be made by each company on a stand-alone basis will be reduced. Additional expenditures will be reduced through the more efficient management of investment in other technology areas, including personal computers, other hardware and related software, and data center requirements. The companies estimate cost savings and cost avoidances to be approximately $462 million over a ten-year period through integration of corporate programs.

          Integration of field support functions--The combined companies will be able to integrate related field support or customer interface functions in the areas of customer service, marketing and sales, transmission and distribution operations, gas supply operations and support services, such as purchasing and materials management. The staffing levels in these functions also do not increase or decrease linearly with the number of employees or customers. In addition, the companies share service territory in the Orange County area where approximately 80,000 common customers are located. This overlap in customers will also enable consolidation of certain local functions such as meter reading. The companies estimate cost savings and cost avoidances to be approximately $332 million over a ten-year period through integration of field support functions.

          Streamlining of inventories and purchasing economics--The combined companies will be able to centralize purchasing and inventory functions related to construction and maintenance activities, as well as headquarters functions. Inventory may be shared across locations; and purchasing leverage leading to materials and services volume discounts may be obtained as a result of the business combination. The companies estimate cost savings and cost avoidances to be approximately $23 million over a ten-year period through streamlining of inventories and purchasing economics.

          Consolidation of facilities--The combined companies' physical location and reduction in total personnel required will enable reductions in expenditures for facilities. The combined companies expect to reduce total square footage for corporate headquarters functions and potentially consolidate other field or field-support facilities. The companies estimate cost savings and cost avoidances to be approximately $39 million over a ten-year period through consolidation of facilities.

     Approximately 60% of estimated cost savings and cost avoidances as described above are expected to be achieved through personnel reductions involving the elimination of approximately 860 duplicative positions. A transition committee comprised of senior officers of Pacific and Enova is examining the manner in which to best organize and manage the business of Pacific and Enova following the combination of the two companies and to identify duplicative positions in corporate and administrative functions. Both companies are committed to achieving cost savings and avoidances resulting from personnel reductions through attrition, strictly controlled hiring, reassignment, retraining and voluntary separation programs.

     To the extent Section 854(b)(2) of the California Public Utility Act is applicable to the business combination, the CPUC will be required to find that the business combination equitably allocates short-term and long-term forecasted economic benefits of the business combination between shareholders and utility ratepayers with ratepayers receiving not less than 50% of the benefits from regulated operations.

     2.   Merger Agreement

          The Merger Agreement provides for the business combination of Pacific and Enova to be effected by (a) a merger of Pacific Sub with and into Pacific, with Pacific remaining as the surviving corporation and becoming a subsidiary of the Company, and (b) a merger of Enova Sub with and into Enova, with Enova remaining as the surviving corporation and also becoming a subsidiary of the Company. In the Pacific merger, each share of Pacific Common Stock (other than shares owned by Enova, Pacific, the Company or any of their wholly owned subsidiaries and shares as to which dissenters' rights are perfected) will be canceled and converted into the right to receive 1.5038 shares of Company Common Stock. In the Enova merger, each share of Enova Common Stock (other than shares owned by Enova, Pacific, the Company or any of their wholly owned subsidiaries and shares as to which dissenters' rights are perfected) will be canceled and converted into the right to receive one share of Company Common Stock. A copy of the Merger Agreement is incorporated herein by reference as Exhibit B-1.

          The Transaction will not affect any other class of common or preferred stock of the constituent companies.
Accordingly, the Pacific Preferred Stock as well as the preferred stock of SoCalGas and SDG&E outstanding at the time of the consummation of the Transaction will remain outstanding preferred stock of these corporations, respectively.

          The Merger Agreement provides for the payment of a termination fee of $72 million plus the reimbursement of expenses, of up to $10 million, depending on certain factors, by one company to the other if (i) the Merger Agreement is terminated as a result of (x) the failure of the one company's shareholders to provide the requisite approval of the business combination on or before June 30, 1997 following the initiation of a publicly announced third-party acquisition proposal, (y) the withdrawal or adverse modification of the recommendation of the business combination by the one company's Board of Directors or the approval of a third-party acquisition proposal by the one company's Board of Directors, or (z) the occurrence of a third-party acquisition proposal which the one company's Board of Directors determines, in good faith, is reasonably necessary to accept in order for it to act in a manner consistent with its fiduciary duties and if (ii) within one year following such termination, such company or any of its material subsidiaries consummates, or accepts a written offer to consummate, an acquisition proposal with any third party.<F8>


------------------------------------------------------

<F8>    For a more complete description of the termination fees,
see the Merger Agreement, incorporated herein by reference as Exhibit B-1.

-----------------------------------------------------


          The Transaction is subject to customary closing conditions, including the receipt of the requisite shareholder approvals of Pacific and Enova (received on March 11, 1997), and all necessary statutory and governmental approvals and filings, including the approval of the Commission.

          The Transaction is designed to qualify as a tax-free reorganization under Section 351 of the Internal Revenue Code of 1986, as amended and the shareholders of Pacific and Enova will recognize no gain or loss for federal income tax purposes as a result of the consummation of the Transaction (other than the shareholders who exercise and perfect dissenters' rights). Pacific and Enova believe that the Transaction will be treated as a "pooling of interests" for accounting purposes.

          In connection with the Merger Agreement, the Company, Pacific and/or Enova also have entered into the following related agreements: (i) the Energy Marketing Joint Venture Agreement, discussed below (incorporated herein by reference as Exhibit B-2); (ii) certain employment agreements between the Company and each of Richard D. Farman, Stephen L. Baum, Warren I. Mitchell and Donald E. Felsinger to become effective upon consummation of the Transaction, described below (incorporated herein by reference as Exhibits B-3, B-4, B-5, and B-6); (iii) severance agreements covering certain executives, officers and key employees of Enova, Pacific and their subsidiaries under which these persons will receive certain severance benefits in the event of the actual or constructive termination of their employment (other than for cause, death or disability) during the term of the agreements;
(iv) incentive bonus agreements to compensate selected executives, officers and key employees for the performance of services in connection with the Transaction and to provide incentives for such individuals to continue their employment with the surviving entity following consummation of the Transaction; and (v) a confidentiality agreement pursuant to which Pacific and Enova have entered into a standstill agreement relating to the securities of each other's company and certain related matters.<F9>


------------------------------------------------------

<F9>    The severance agreements, incentive bonus agreements, and
confidentiality agreement are further described in the Registration Statement, which descriptions are incorporated herein by reference.

--------------------------------------------------------

     3.   Background and Negotiations Leading to the Proposed
          Transaction

     Pacific and Enova are neighboring public utility holding companies. Through SoCalGas, Pacific provides regulated natural gas service throughout most of southern California and portions of central California. Through SDG&E, Enova provides regulated electric and natural gas service throughout San Diego County and regulated electric service in portions of Orange County in southern California.

     In recent years both companies have turned their strategic attention to developments in California and federal regulatory policies that have substantially increased competition in the market for natural gas and are designed similarly to increase competition in the wholesale and retail markets for electricity. Against this background, each company independently reached the conclusion that a key factor contributing to success in the increasingly competitive markets for natural gas and electricity would be the ability to market competitively both energy sources together with related energy products and services on both a regulated basis and on an unregulated basis and both within and outside the areas served by their utility subsidiaries.

     In strategic planning sessions held during 1995, Pacific's senior management reviewed the prospects for gas-distribution utilities on a local, regional and national basis in view of ongoing deregulation and increasing competition for the transportation and distribution of natural gas and proposals for deregulation of electric utilities, and concluded that deregulatory and economic forces were likely to result in an increasing overlap of natural gas and electricity markets. They considered these developments in view of Pacific's large customer base, extensive experience in purchasing natural gas and reputation for high quality service and against the high market saturation for natural gas and slower population growth within the utility service territory of SoCalGas and the resulting limited prospects for growth in traditional natural gas utility service within southern California. After considering all of these factors, they concluded that Pacific's future competitive position and prospects for growth would be significantly enhanced by marketing electricity as well as natural gas and related products and services on a regional and eventually national and international basis.

     Pacific's senior management discussed these conclusions with the Pacific Board of Directors at a strategic planning meeting held on October 3, 1995 and at subsequent Pacific Board meetings. Against this background, the Pacific Board authorized Pacific to evaluate the prospects of marketing both natural gas and electricity and related products and services and to explore the possibility of a strategic alliance, acquisition or other business combination with other utilities and gas and power marketers. Subsequently, Pacific discussed on a preliminary basis possible marketing and other alliances with several other companies.

     In late 1995, Enova's management completed strategic planning work regarding the fundamental restructuring occurring in the electric industry and related energy markets, the effects of this restructuring on Enova's businesses and prospects and potential strategic alternatives available to Enova in the context of those developments. Enova's management concluded that Enova's competitive position in this new environment as well as its growth prospects would be significantly enhanced by, among other things, increasing the scale of its operations and customer base, pursuing opportunities in certain desirable lines of business, including opportunities based on electronic communications interconnection with customers, combining with or acquiring a natural gas distribution company or natural gas marketer so as to better be able to provide a full range of energy products and services, and pursuing natural gas distribution and other energy related opportunities in Mexico. Pacific was identified at this time as a potentially attractive combination partner.

     On January 17, 1996, Enova engaged Morgan Stanley & Co.
Incorporated as its financial advisor to advise Enova with respect to a potential transaction involving Enova and Pacific.

     On February 26, 1996, at a regularly scheduled meeting of the Enova Board of Directors, Enova senior management and representatives of Morgan Stanley briefed the Enova Board with regard to a potential "merger of equals" business combination with Pacific. The Enova Board authorized Thomas A. Page, Chairman of Enova, and Stephen L. Baum, President and Chief Executive Officer of Enova, to initiate discussions with Pacific regarding such a business combination.

     On March 1, 1996, Mr. Page approached Willis B. Wood, Jr., Chairman and Chief Executive Officer of Pacific, to discuss exploring the possibility of increasing the value of Pacific and Enova through a combination of the two companies. During the ensuing discussion, Messrs. Page and Wood were each encouraged by the similarity of their respective companies' views as to the future of the utility industry and the potential benefits of such a business combination. The Pacific Board of Directors was advised of this discussion at a regularly scheduled meeting held on March 3, 1996, and authorized further discussions between the two companies.

     Throughout March 1996 there were further discussions involving Messrs. Wood, Page and Baum as well as Richard D. Farman, President and Chief Operating Officer of Pacific, for establishing a basis for combining the business and operations of the two companies. At these discussions, the two companies' views of the future of the utility industry were discussed as well as the possibility of a business combination structured as a merger of equals. The issues of competitive positioning, potential synergies and regulatory treatment were identified as significant issues to be explored, and those of company valuation, dividend policies, combination structure, management succession, Board composition and headquarters locations were identified as significant points to be agreed upon. Discussions were also initiated at this time regarding the possibility of forming a joint venture to pursue marketing opportunities in the unregulated segment of the markets for energy products and services. In addition, representatives of Barr Devlin & Co. Incorporated provided financial advice to Pacific on the possibility of a business combination with Enova.

     The Enova and Pacific Boards of Directors were briefed on the status of these discussions at regularly scheduled meetings held on March 25 and April 2, 1996, respectively, and encouraged further discussions of a potential business combination.

     On April 3, 1996, Pacific and Enova entered into a confidentiality agreement, pursuant to which they agreed to exchange non-public information.<F10>


-----------------------------------------------------

<F10>   See supra note 9.

-----------------------------------------------------


     Throughout the remainder of April and during June and July 1996, Pacific and Enova exchanged confidential financial and other information and numerous discussions were held among Messrs. Wood and Farman of Pacific and Messrs. Page and Baum of Enova and the respective financial advisors and legal counsel for Pacific and Enova. These discussions focused primarily upon the valuation of the two companies, dividend policy, management and headquarters locations of the combined companies. The status of these discussions was reviewed with the Pacific Board of Directors at regularly scheduled meetings held on May 9 and June 4, and the Enova Board of Directors at regularly scheduled meetings held on April 23 and May 28.

     Following significant progress by Messrs. Wood, Farman, Page and Baum regarding the matters described in the preceding paragraph, the companies established working groups composed of representatives of both companies to examine various issues including structure, financial modeling, regulatory considerations, integration of employee benefit plans, communications, and analysis of synergies and the feasibility of a joint venture to market natural gas and electricity and related products and services pending the completion of a business combination. An introductory meeting was held on July 16 and 17, 1996, attended by representatives of Pacific and Enova and their respective counsel and financial advisors. Following this meeting, Deloitte & Touche Consulting Group, a division of Deloitte & Touche LLP, was jointly engaged by Pacific and Enova to assist the managements of the two companies in their identification and quantification of the potential cost savings and cost avoidances from synergies resulting from a business combination. Deloitte & Touche Consulting Group was not retained to, nor did they, prepare or present any report, opinion or appraisal for or to the management or Board of Directors of Pacific or Enova.

     In addition, to assist the Pacific Board of Directors and management in understanding and performing appropriate due diligence with respect to the electric-utility business and nuclear generation generally and with respect to Enova's electric-utility business and nuclear generating facility in particular, Pacific retained Coopers & Lybrand Consulting Group as economic consultants and HGP, Inc., a management/technical consulting firm, as electrical generation (nuclear and fossil), and transmission and distribution consultants. Also in July, Pacific received advice from Merrill Lynch, Pierce, Fenner & Smith Incorporated as an additional financial advisor with respect to a potential transaction with Enova.

     On July 19, 1996, Pacific and Enova agreed that for a period of 60 days neither company would solicit proposals from third parties regarding a potential business combination or similar transaction.

     On July 22, 1996, at a regularly scheduled meeting, the Enova Board of Directors was briefed on the progress of negotiations with Pacific.

     During the next several weeks, the various joint working groups continued their work with respect to synergies analysis, business plans, legal structures, regulatory plans, an energy marketing joint venture, due diligence and employee benefits. In addition, discussions were commenced between counsel for Pacific and counsel for Enova with respect to terms of an agreement for the business combination and a joint venture agreement. A committee comprised of representatives of Enova and Pacific, their respective counsel and compensation consultants was formed to assess, among other things, the reasonableness of the employment agreements to be entered into by the Company and Messrs. Farman, Baum, Warren
E. Mitchell, President of SoCal Gas, and Donald E. Felsinger, President and Chief Executive Officer of SDG&E.

     On August 6, 1996, at a regularly scheduled meeting, the Pacific Board of Directors was briefed on the progress of the discussions with Enova. At this meeting, Barr Devlin and Merrill Lynch made preliminary presentations to the Pacific Board regarding the proposed transaction, including potential strategic benefits of the business combination and associated potential risks. In addition, legal counsel described the duties and responsibilities of the Pacific Board in considering a business combination. Following extensive discussions, the Pacific Board authorized management to continue discussions with Enova and provided direction regarding certain issues with respect to an agreement for the business combination, particularly those relating to the circumstances allowing, and the consequences of, termination of the business combination.

     On August 26, 1996, at a regularly scheduled meeting, the Enova Board of Directors was briefed on the progress of negotiations with Pacific.

     On September 3, 1996, at a regularly scheduled meeting, the Pacific Board of Directors received a further update on the status of negotiations with Enova. Throughout the remainder of September there were numerous discussions regarding certain provisions of the agreement for the business combination, including termination fees and expense reimbursement, between Messrs. Wood and Farman of Pacific and Messrs. Page and Baum of Enova and between legal counsel and financial advisors for Pacific and Enova.

     On September 18, 1996, at a special meeting, the Enova Board of Directors was updated by senior management regarding the proposed business combination, including potential strategic benefits of the transaction, the status of negotiations on, and key terms and conditions of, a proposed business combination agreement and an energy marketing joint venture agreement, the regulatory plan for the transaction and the status of Enova's due diligence review of Pacific. Representatives of Morgan Stanley presented a general overview of the financial aspects of the transaction. Legal counsel provided advice regarding the Enova Board's legal responsibilities and fiduciary duties to shareholders in evaluating the proposed transaction and the status of negotiations regarding a business combination agreement. The Enova Board authorized the senior management of Enova to continue discussions with representatives of Pacific and provided direction regarding certain remaining business combination agreement issues.

     On September 25, 1996, at a special meeting held telephonically, and on October 1, 1996, at a regularly scheduled meeting, the Pacific Board of Directors received advice from Pacific's management, legal counsel and financial advisors regarding the remaining issues including advice from Merrill Lynch and Barr Devlin to the effect that the magnitude of the proposed termination fee and expense reimbursement for the business combination were within the range of fees provided for in comparable transactions.

     On October 8, 1996, at a day-long special meeting, the Pacific Board of Directors received a presentation from Messrs. Page, Baum and Felsinger, regarding Enova's views regarding the future of the utility industry and the expected benefits of a potential business combination of Enova and Pacific and of an energy marketing joint venture. The Pacific Board also received presentations from Pacific's management, legal counsel and financial advisors as to the status of the discussions with Enova and detailed due diligence presentations from legal counsel and economic and nuclear consultants regarding Enova and its subsidiaries. Members of senior management presented the findings of the potential synergies analysis that was prepared by managements of Pacific and Enova with the assistance of consultants. In addition, management and legal counsel reviewed the material terms of the business combination agreement and the term sheet regarding the energy marketing joint venture. The Pacific Board also reviewed the proposed employment agreements between the Company and Messrs. Farman, Baum, Mitchell and Felsinger and was advised by its compensation consultants that, based upon a review of employment agreements in other utility combinations, the agreements were reasonable to provide an orderly transition of senior management for the Company. Barr Devlin and Merrill Lynch reviewed financial and other information concerning Pacific, Enova, the combined companies and the proposed ratios for converting Pacific and Enova Common Stock into Common Stock of the Company.

     On October 9, 1996, at a day-long special meeting, the Enova Board of Directors received a presentation from Messrs. Wood, Farman and Mitchell, regarding Pacific's views regarding the future of the utility industry and the expected benefits of a potential business combination of Enova and Pacific and of an energy marketing joint venture. The Enova Board also received presentations from its senior management and financial and legal advisors, who discussed material aspects of the transaction, the proposed Energy Marketing Joint Venture, and related transactions. Members of senior management presented the findings of the synergies analysis that was prepared by managements of Pacific and Enova with the assistance of consultants. Morgan Stanley representatives reviewed for the Enova Board various financial and other information and indicated that Morgan Stanley expected to be in a position to deliver its opinion that the conversion ratio pursuant to the then current draft of the business combination was fair from a financial point of view to the holders of Enova Common Stock when the terms of the transaction were finalized. Legal counsel summarized the terms of the then current draft of the business combination agreement and advised as to the fiduciary duties of the directors. In addition, the Enova Board was advised by senior management, who had received assistance from outside compensation consultants, that the proposed employment agreements to be entered into by the Company and each of Messrs. Baum, Felsinger, Farman and Mitchell, based on a review of similar agreements entered into in connection with similar transactions in the utility industry, were consistent with relevant competitive practices while providing shareholders with assurances that key management talent will be retained pending completion of the proposed business combination.

     On October 11, 1996, at a special meeting, the Pacific Board of Directors was updated by Pacific's management, legal counsel, financial advisors and consultants as to the status of previously unresolved issues. All Pacific directors participated in the special meeting in person or by telephone, except Paul A. Miller who was traveling and unable to participate. In addition, management and legal counsel reviewed the material terms of the Merger Agreement and the term sheet regarding the Energy Marketing Joint Venture, and Barr Devlin and Merrill Lynch updated financial and other information concerning Pacific, Enova, the combined companies and the conversion ratios. At the special meeting, Barr Devlin delivered to the Pacific Board its fairness opinion to the effect that, as of the date thereon, the conversion ratio of 1.5038 shares of the Company Common Stock for each share of Pacific Common Stock is fair to the holders of Pacific Common Stock. Merrill Lynch also delivered to the Pacific Board its fairness opinion to the effect that, as of the date of such opinion and based upon assumptions made, matters considered and limits of review set forth therein, the conversion ratio of 1.5038 shares of the Company Common Stock for each share of Pacific Common Stock and the conversion ratio of one share of the Company Common Stock for each share of Enova Common Stock are fair to holders of Pacific Common Stock (other than Enova, the Company and their affiliates) from a financial point of view. Following extensive discussion and consideration of the presentations and analyses delivered at the meeting and prior meetings, the Pacific Board, by the unanimous vote of those present, approved the Merger Agreement and the transactions contemplated thereby and authorized the execution of the Merger Agreement.

     On October 12, 1996, at a special meeting, the Enova Board of Directors met and received updates from its senior management and financial and legal advisors as to the terms of the Merger Agreement and related agreements. Morgan Stanley delivered to the Enova Board its fairness opinion to the effect that the conversion ratio of one share of Company Common Stock for each share of Enova Common Stock was fair from a financial point of view to the holders of Enova Common Stock. After considering and discussing the various presentations at such meeting and at prior meetings as well as the recommendation of Enova's senior management, the Enova Board approved, by a unanimous vote, the Merger Agreement and the transactions contemplated thereby and authorized the execution of the Merger Agreement.

     On October 12, 1996, Pacific and Enova executed and delivered the Merger Agreement.

     On January 13, 1997, Pacific and Enova entered into an amendment to the Merger Agreement which clarified certain matters with respect to the Energy Marketing Joint Venture, and subsidiaries of Pacific and Enova executed and delivered an agreement forming the Energy Marketing Joint Venture.

C.   Management and Operations of the Company Following the
     Transaction

          Upon completion of the Transaction, Pacific and Enova will become subsidiaries of the Company, which will own all of the issued and outstanding common stock of each of Pacific and Enova. Pacific and Enova will continue to own and operate their primary subsidiaries, SoCalGas and SDG&E, respectively. The Company's Board of Directors, which will be classified into three classes, will consist of an equal number of directors designated by Pacific and Enova. Richard D. Farman (President and Chief Operating Officer of Pacific) and Stephen L. Baum (President and Chief Executive Officer of Enova) will be among those serving on the Company's Board of Directors.

          Messrs. Farman, Baum, Mitchell and Felsinger have entered into employment agreements with the Company to become effective upon consummation of the Transaction and continuing for a term of five years or until mandatory retirement upon achieving age 65, whichever is earlier, subject to certain automatic renewal provisions (the "Employment Agreements"). Upon completion of the Transaction, (i) Mr. Farman will serve as Chairman of the Board and Chief Executive Officer of the Company until the earlier of September 1, 2000 or the second anniversary of the completion of the Transaction and thereafter as Chairman of the Board during the period, if any, until September 1, 2000; (ii) Mr. Baum will serve as Vice Chairman, President and Chief Operating Officer of the Company until the earlier of September 1, 2000 or the second anniversary of the completion of the Transaction, and ending on September 1, 2000, Mr. Baum will be nominated to, and if elected, will serve as the Vice Chairman of the Board, Chief Executive Officer, and President of the Company and during the period, if any, commencing
September 1, 2000 and ending on the expiration date of his employment agreement, Mr. Baum will be nominated to, and if elected, will serve as Chairman, Chief Executive
Officer and President of the Company; (iii) Mr. Mitchell will serve as President and the Principal Executive Officer of the Company's businesses that are economically regulated by the CPUC; and (iv) Mr. Felsinger will serve as President and Principal Executive Officer of the Company's businesses that are not economically regulated by the CPUC. The Chairman of the Board, Chief Executive Officer, President, Chief Operating
Officer and Vice-Chairman of the Board will comprise the Office of the Chairman of the Company, to which the presidents and principal executive officers of the Company's regulated and non-regulated businesses and the senior-most person in charge of each of the Company's policy units will report.

          On a combined pro forma basis, using information as of December 31, 1996, the utility subsidiaries of the Company would serve approximately 1.2 million electric customers and
5.4 million natural gas customers in southern and central California. The Company would have operating revenues of $4.496 billion, consisting of $1.591 billion attributable to electric utility operations, $2.710 billion attributable to gas utility operations and $195 million attributable to nonutility operations. The Company would have total assets of $9.790 billion, including $2.625 billion attributable to net electric plant and $3.686 billion attributable to net gas plant.

          The Company's principal corporate and executive offices will be in San Diego, California. Those of SoCalGas will continue to be in Los Angeles, California, and those of SDG&E will continue to be in San Diego. The Company and its subsidiaries will continue to play a strong role in the economic development efforts of the communities which Pacific and Enova now serve. The philanthropic and volunteer programs currently maintained by the two companies will be continued.



D.   The Energy Marketing Joint Venture

     Pursuant to the Merger Agreement, Pacific and Enova have formed a joint venture limited liability company (the "Energy Marketing Joint Venture") with an initial capitalization of $10 million to pursue energy marketing opportunities. Additional capital and assets will be contributed by Pacific and Enova in accordance with the terms of a related joint venture agreement.

     The Energy Marketing Joint Venture will market energy (including electricity at retail and natural gas at both wholesale and retail) and energy-related products and services. It will engage in commodity trading in natural gas and other fuels, including gas pipeline capacity trading, storage/balancing/peaking services, asset-based services, and related risk-management services. It will also provide project management, design, construction, leasing, financing, operation, maintenance, equipment monitoring and energy information consulting and other services related to the use of energy.

     The targeted customers for energy commodity marketing products will initially be large industrial customers (greater than 250,000 therms of natural gas usage annually or the BTU equivalent in electricity consumption), large and medium sized commercial customers (greater than 50,000 therms of natural gas usage annually or the BTU equivalent in electricity consumption), including schools, hospitals, colleges, federal or state facilities, national chain accounts, municipalities, and residential and small commercial customers. The targeted customers for energy-management products and services will be residential consumers, the business-to-business marketplace (including large industrial and commercial customers, commercial buildings, hospitals, hotels, retail chain stores, restaurant chains and grocery store chains), the wholesale marketplace (including municipal utilities, local distribution companies and electric co-ops), and federal and state government facilities, colleges, universities and schools.

     During the first one to two years of operation, the Energy Marketing Joint Venture expects to focus 80% of its marketing efforts in California and the balance outside of California, targeting areas where the retail direct access sector is opened up as a result of electric industry deregulation or locations of key customers. The energy marketing joint venture expects to expand through a combination of internal growth and possibly other joint ventures or acquisitions.

     The Energy Marketing Joint Venture is terminable by either company without economic penalty in the event the Merger Agreement is terminated.

Item 2.   Fees, Commissions and Expenses

          The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transactions, including the solicitation of proxies, registration of securities of the Company under the Securities Act of 1933, and other related matters, are estimated as follows:

Commission filing fee relating to
Application on Form U-1                           $      2,000

Commission filing fee for the Company
Registration Statement on Form S-4                $  1,607,615

Other Regulatory Approvals                        $    303,000

Accountants' fees                                 $    450,000

Legal fees and expenses                           $  9,250,000

Shareholder communication and proxy
Solicitation                                      $  1,930,000

Stock Exchange Listing Fees                       $    233,000

Exchanging, printing, and engraving of stock
certificates                                      $    400,000

Consulting Fees                                   $  2,631,000

Investment bankers' fees and expenses
     Barr Devlin                                  $  9,000,000
     Merrill Lynch                                $  7,000,000
     Morgan Stanley                               $ 10,500,000

Miscellaneous                                     $  1,692,885

TOTAL                                             $ 45,000,000

Item 3.   Applicable Statutory Provisions

     A.   Statement of Applicable Provisions

          Sections 9(a)(2), 10, and 3(a)(1) of the Act are directly or indirectly applicable to the proposed Transaction.

          Section 9(a)(2) makes it unlawful, without approval of the Commission under the standards of Section 10, for any person to acquire, directly or indirectly, the securities of a public utility company, if that person will, by virtue of the acquisition, become an affiliate of that public utility and any other public utility or holding company. The term "affiliate" for this purpose means any person that directly or indirectly owns, controls, or holds with power to vote five percent or more of the outstanding voting securities of the specified company.

          In the Transaction, the Company will acquire, indirectly through its ownership of Pacific and Enova, securities of two public utilities, SoCalGas and SDG&E.
Following the Transaction, the Company will be an affiliate of both Pacific and Enova, as well as the two underlying utilities. Accordingly, the Transaction requires Commission approval under the standards of Section 10.

          Following the Transaction, the Company expects to qualify for the intrastate exemption under Section 3(a)(1) of the Act. This section requires the Commission to exempt, by rule or order, any holding company if that holding company and every material public utility subsidiary company thereof is predominantly intrastate in character and carries on its business substantially in a single state in which the holding company and every other such subsidiary company are organized, unless and except insofar as the Commission finds the exemption detrimental to the public interest or the interest of investors or consumers.

     B.   The Standards of Section 10

          The statutory standards to be considered by the Commission in evaluating the Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     1.   General

          In order to approve the Transaction, the Commission must make two affirmative findings. First, under Section 10(c)(2) of the Act, the Commission must find that the Transaction "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system." Second, the Commission must find that applicable state laws in respect of the acquisition have been complied with (except where such compliance would conflict with other provisions of the Act).

          If these two requirements are satisfied, the Commission must approve an acquisition unless it finds that one of four adverse conditions is present. These adverse conditions are (i) the acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; (ii) the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, directly or indirectly, in connection with the acquisition, is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets underlying the securities to be acquired;
(iii) the acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the holding company system; or (iv) the acquisition is unlawful under the provisions of Section 8 of the Act, or is detrimental to the carrying out of the provisions of
Section 11.

          The Company believes that there is ample basis in this application for the Commission to make the two affirmative findings, and that there are no grounds to support any of the adverse findings. Each of these standards will be discussed in detail below. Accordingly, the Transaction meets the standards set forth in Section 10 and should be approved.

     2.   The Affirmative Findings

          a.   Section 10(c)(2) -- Development of an
Integrated Public Utility System

          Under Section 10(c)(2), approval of an acquisition requires the Commission to find that:

          [s]uch acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

          Section 2(a)(29) of the Act defines the term
"integrated public-utility system" separately, albeit with important similarities, for gas and electric companies. As applied to electric utility companies, the term "integrated public-utility system" means:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system . . .

As applied to gas utility companies, an integrated system means:

          a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system . . .

With respect to either type of company, the system must be

          confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation[.]<F11>


--------------------------------------------------------

<F11>   For gas companies, utilities deriving natural gas from a
common source of supply may be deemed to be included in a single area or region.

--------------------------------------------------------

          Because Section 2(a)(29) specifies separate definitions for gas and electric systems, the Commission has historically taken the position that gas and electric properties together cannot constitute a single integrated public-utility system.<F12>


--------------------------------------------------------

<F12>   See Columbia Gas & Electric Corporation, 8 S.E.C. 443,
462-463 (1941) (rejecting an earlier interpretation to the contrary in American Water Works and Electric Company, Inc., 2
S.E.C. 972, 983 (1937)).

-------------------------------------------------------


  However, Commission authority is equally clear that Section 10(c)(2) does not limit Commission approval to acquisitions resulting in only one integrated system. "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system.
Section 10(c)(2) requires only that the acquisition tend `towards the economical and the efficient development of an integrated public-utility system.'"<F13>

------------------------------------------------------

<F13>   Gaz Metropolitain, Inc., 58 S.E.C. Docket 189, 192, Rel.
No. 35-26170 (Nov. 23, 1994) quoting Union Electric Company,
45 S.E.C. 489, 504-06 (1974), aff'd without op. sub nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1975).

------------------------------------------------------


  In this case, the Transaction will tend toward the economical and efficient development of two integrated systems.

          First, the Transaction will tend toward the economical and efficient development of an integrated gas utility system, which will be composed of the gas facilities and operations of SoCalGas combined with those of SDG&E. This system will meet the requirements of Section 2(a)(29) in that the service territories of the two companies are adjacent to each other and all of the gas delivered by SDG&E comes through the SoCalGas system. The two companies are thus, in the words of the definition, "so located and related that substantial economies may be effectuated by being operated as a single coordinated system."

          Second, the Transaction will tend toward the economical and efficient development of an integrated electric utility system, which will consist of SDG&E's electric operations. The SDG&E system will meet the requirements of
Section 2(a)(29), because it will consist of electric facilities that are physically interconnected and which "may be economically operated as a single interconnected and coordinated system."<F14>


-------------------------------------------------------

<F14>   While the facilities comprising the system will remain
the same, the Transaction will enhance the operational efficiency of these facilities, as described below.

-------------------------------------------------------

          Both systems will also be confined in their operations to a single area or region, primarily within the State of California, that is not so large as to impair the advantages of (1) localized management, (2) efficient operation and (3) the effectiveness of regulation. First, management will continue to be localized. In order to preserve local control and commitment, the headquarters of each of SoCalGas and SDG&E will remain in Los Angeles and San Diego, respectively. Further, the combination of these two enterprises will enable management to maintain and augment their historical involvement with and responsiveness to community needs, programs and institutions. Second, as further described below, the combination will enhance, rather than impair, efficient operation. And third, the Transaction will in no way impair local regulation. The CPUC will have effective regulatory authority over all local operations, to the same extent as it would but for the Transaction. Moreover, the CPUC's own satisfaction on this point will be a prerequisite to the Transaction going forward.

          In order to enable the Commission to make the findings required by Section 10(c)(2), an applicant must make an affirmative showing that the acquisition will add to the efficiencies and economies of an existing system.<F15>


------------------------------------------------------

<F15>   Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d
523, 527-528 (D.C. Cir. 1989).

-----------------------------------------------------


  This requires "a showing of efficiencies and economies by virtue of the affiliation".<F16>


----------------------------------------------------

<F16>   Union Electric Company, 45 S.E.C. at 494 (1974).

----------------------------------------------------


  An example that would suffice is a finding concerning "the substantial operational and financial resources" that the acquiring entity would make available to the acquired company.<F17>


----------------------------------------------------

<F17>   Id.

---------------------------------------------------


  A demonstrated potential for economies would also satisfy this burden, even where specific dollar forecasts of future savings are not possible.<F18>


---------------------------------------------------

<F18>   Centerior Energy Corp., 35 S.E.C. Docket 769, 775, Rel.
No. 35-24073 (Apr. 29, 1986).

---------------------------------------------------


  Finally, the Commission also recognizes benefits that are not quantifiable, but which would allow the resulting company to provide more efficient services and operations. As the Commission has noted, such benefits can result from:

          [A] structure that could more effectively address
          the growing national competition in the energy
          industry, refocus various utility activities,
          facilitate selective diversification into
          non-utility businesses, . . . and provide additional
          flexibility for financing. . . .<F19>


-------------------------------------------------------

<F19>   WPL Holdings, Inc., 50 S.E.C. 233, 237 (1990).

------------------------------------------------------


          The Company believes that the "economies and efficiencies" to be achieved by the Transaction far exceed any showing necessary under Section 10(c)(2). These benefits are fully set out in the discussion of "Reasons for the Transaction" provided in Item 1.B.1 of this application. In addition, testimony supporting the cost savings expected to be realized has been presented to the CPUC, which must consider this issue as well. A copy of this testimony (the "Synergies Testimony") is incorporated herein by reference as Exhibit D-2. The following will summarize the expected benefits, both financial and otherwise.

          The Transaction will result in significant operating synergies that are expected to generate net cost savings and cost avoidances of $1.2 billion over a ten-year period. These will be generated by (i) integration of corporate functions,
(ii) integration of corporate programs, (iii) integration of field support functions, (iv) streamlining of inventories in purchasing economies, and (v) consolidation of facilities. These savings are further discussed and substantiated in the Synergies Testimony.

          The strategic and pro-consumer benefits of the Transaction are also substantial. A principal objective of the Transaction is to unite the diverse skills, capabilities, and resources of Pacific and Enova in order to more effectively address the new competitive challenges in unregulated energy markets, both in California and nationwide. The combined expertise of the two entities will also provide the ability to offer an array of natural gas and electric services and related products that will strengthen the combined organization's ability to meet the energy demands of consumers served by both companies. These benefits, which are discussed more fully in
Item 1.B.1 of this application, are precisely the type of benefits that the Commission has identified as supporting an affirmative finding under Section 10(c)(2).<F20>


--------------------------------------------------------

<F20>   See text accompanying note 19.

--------------------------------------------------------


          For these reasons, the Company believes that the standards of Section 10(c)(2) are met and the Commission should make the affirmative finding required thereby.

          b.   Section 10(f) -- Compliance With State
               Requirements

          Section 10(f) makes it a requirement of approval that "it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with . . ."<F21>


-------------------------------------------------------

<F21>   Section 10(f) provides an exception where the Commission
finds that compliance with state law would be detrimental to the carrying out of provisions of Section 11. That exception is not relevant here.

------------------------------------------------------


          The Company represents that the Transaction will not proceed unless all applicable state laws have been satisfied. The Company will provide the Commission with a copy of the CPUC order approving the Transaction promptly upon issuance. Accordingly, all requirements of Section 10(f) will be met.

     3.   The Adverse Findings

          a.   General

          Once the showings under Section 10(c)(2) and Section 10(f) have been made, the Commission must approve the Transaction unless it makes certain adverse findings specified in Section 10. These adverse findings relate to certain specific conditions, such as undue concentration of control or unfair consideration; in addition, the Commission may disapprove an acquisition if it finds generally that the acquisition is contrary to the public interest or the interest of investors or consumers, within the meaning of the Act.

          This section will address the specific adverse conditions in turn, and explain why none of them will result from the Transaction. As a prelude to this discussion, however, because the public interest standard is so pervasively interwoven with the standards of Section 10(b), as well as the Commission's exemptive authority under Section 3, we will begin with a general discussion of the public interest within the meaning of the Act and the reasons that the public interest is furthered, rather than impaired, by the Transaction.

          b.   The Public Interest Under the 1935 Act

          The overriding concern of the Act, found twice in the standards of Section 10 and elsewhere throughout the Act, is the public interest and the interest of investors and consumers. Both the Commission and the courts have recognized that, since the wording of these standards is general, it is necessary to consider them in the context of the general purposes, history and objectives of the Act.

          This context was well summarized by the Commission as follows:

               The statute was enacted against a background of unbridled and unsound expansion of utility holding companies controlling utilities scattered from coast to coast. These systems were not based upon any rational pattern of utility system structure, but rather were an exercise in empire building based primarily on financial considerations and financial maneuvering. Holding companies were piled on top of holding companies resulting in highly leveraged corporate structures of extraordinary complexity. The end result was that the top holding companies controlled vast amounts of utility assets with a minimum of equity investment.<F22>


-------------------------------------------------------

<F22>   American Electric Power Co. Inc., 46 S.E.C. 1299, 1305-06
(1978) (footnote omitted).

------------------------------------------------------


These and other abuses giving rise to the Act were enumerated by Congress in Section 1(b) of the Act. Section 1(c) of the Act states that all provisions of the Act shall be interpreted "to meet the problems and eliminate the evils as enumerated in this section." Section 10 in particular was intended to prevent acquisitions that would be characterized by the evils that had attended the past growth of holding companies, and had led to the "deplorable situation" against which the Act was directed.

          At the same time, however, the Commission has recognized that economic regulation "must in some measure at least be refashioned from time to time to keep pace with changing economic and regulatory climates."<F23>


---------------------------------------------------

<F23>   Union Electric Company, 45 S.E.C. at 503 n.52 (1974),
cited with approval in Eastern Utilities Associates, 58 S.E.C. Docket 2174, 2177, Rel. No. 35-26232 (Feb. 15, 1995); see also
Division of Investment Management, "The Regulation of Public Utility Holding Companies" (June 1995) (the "1995 Report"); Consolidated Natural Gas Co., 61 S.E.C. Docket 2106, 2110 n.29, Rel. No. 35-26512 (Apr. 30, 1996) (noting approvingly that "[c]hanges in the structure and functioning of the industry were examined in [that] recent study").

--------------------------------------------------


Accordingly, the Commission has recognized the need to interpret the Act in a flexible manner to account for the changes in the utility industry and thus has reviewed and granted orders regarding applications, including those for acquisitions, in light of these changing realities.<F24>


---------------------------------------------------

<F24>   Id. at 2110; UNITIL Corp., 51 S.E.C. Docket 562, 566,
Rel. No. 35-25524 (Apr. 24, 1992) (citing Mississippi Valley
Generating Co., 36 S.E.C. 159, 186 (1955), and Yankee Atomic
Electric Co., 36 S.E.C. 552, 565 (1955)) (for the same proposition).

----------------------------------------------------

          In applying the public interest standard, therefore, the Commission must recognize that the Transaction will occur in the context of fundamental and far-reaching changes in the energy industry, both regionally and nationally. These changes, which have largely been driven by technological advances, are characterized primarily by deregulation and the resulting substitution of highly competitive markets in the place of the old monopolies.<F25>


---------------------------------------------------

<F25>   For a summary of technological and regulatory
developments in the gas and electric sectors, see the 1995
Report (pages 1-34).

---------------------------------------------------

          Nowhere has this revolution been more evident than in the sweeping restructuring that is now taking place in the California energy markets. In the last decade, the CPUC has introduced vast structural changes into the natural gas industry and market. The competition engendered through that restructuring has brought benefits not only to utility customers, but to the entire California economy. The CPUC and the California legislature have now required corresponding changes in the electric industry in order to bring the benefits of competition to California electric consumers. In so doing, the CPUC has firmly stated its policy to establish a market structure that embraces competition in the provision of electric services, offers retail customers choice and flexibility in energy services, and reforms the manner in which the CPUC will regulate utility monopoly services.

          The proposed Transaction is founded upon the commitment of Pacific and Enova to the development of fully competitive energy markets. These entities are undertaking the Transaction to enable their active and effective participation in these markets, and particularly to compete against larger entities based both within and outside of California. Each of Pacific and Enova has concluded that it can best adapt to the new regime through a combination of its businesses with those of the other party, to form a company with the resources and capabilities to compete vigorously.

          The description of the Transaction provided in Item 1 of this application amply demonstrates that the Transaction will not lead to the evils that the Act is designed to prevent. Moreover, viewed against the restructuring of California energy markets, it is clear that the Transaction will position the Company to serve the best interests of investors and consumers in these changing times, and thus the Transaction will further, not defeat, the public interest goals of the Act.

     c.   Section 10(b)(1) -- No Detrimental Concentration of
          Control

          Section 10(b)(1) permits an adverse finding where:

          the acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

               i.   Interlocking Relations

          As with any addition of a new entity to a holding company system, the Transaction will result in certain interlocking relations between the Company and its subsidiaries, including Enova and Pacific. The Merger Agreement provides for the Company's Board of Directors to be composed of members to be drawn in equal number from the Boards of each of Pacific and Enova. Management of the Company will also be drawn from that of the combined companies.

          These interlocking relationships are necessary to integrate the two companies into the new coordinated system, and have been designed to further the public interest and the interest of investors and consumers. Such relations are crucial to obtaining the strategic benefits and operating synergies anticipated from the combined systems. In similar situations, the Commission has recognized that common directors among companies in a coordinated system are permissible and that an integrated public utility holding company system presupposes, in the interest of efficiencies and economies, the existence of interlocking officers and directors.<F26>


-----------------------------------------------------

<F26>   See, e.g., Northeast Utilities, 50 S.E.C. 427 (1990);
American Natural Gas Co., 36 S.E.C. 387 (1955).

-----------------------------------------------------

          For these reasons, the Company believes that the Transaction will not result in interlocking relations of a type detrimental to the public interest.

               ii.  No Undue Concentration of Control

          Section 10(b)(1) is designed to prevent utility acquisitions that result in an undue concentration of economic power. It is commonly viewed as responsive to the abusive condition identified by Congress in Section 1(b)(4) of the Act, which identifies as an adverse condition "the growth and extension of holding companies [that] bear no relation to economy of management and operation or the integration and coordination of related operating properties[.]" Thus,
Section 10(b)(1) enables the Commission to "exercise its best judgment as to the maximum size of a holding company in a particular area, considering the state of the art and the area or region affected."<F27>


-------------------------------------------------------

<F27>   Entergy Corp., 51 S.E.C. 869, 876, citing Centerior
Energy Corp., 35 S.E.C. Docket 769, Rel. No. 35-24073 and
American Electric Power Company, 46 S.E.C. 1299.

-------------------------------------------------------


          Against this background, the Commission reaches its determination whether to prohibit the expansion of a system under Section 10(b)(1) "on the basis of all circumstances, not on the basis of size alone."<F28>


-----------------------------------------------------

<F28>   See, e.g., Northeast Utilities, 50 S.E.C. at 443-45, Rel.
No. 35-25221; Sierra Pacific Resources, 40 S.E.C. Docket 103,
107, Rel. No. 35-24566 (Jan. 28, 1988); Centerior Energy
Corp., 35 S.E.C. Docket at 771, Rel. No. 35-24073.

-----------------------------------------------------


  The factors to be considered are (a) the size of the combined system, considering the state of the art and the area affected; (b) the efficiencies and economies that can be achieved through the integration and coordination of utility operations; and (c) the competitive effects of the acquisition.

               (a)  Size

          If the Transaction is approved, the Company would have combined assets of approximately $9.8 billion, with approximately $2.6 billion attributable to net electric plant and $3.7 billion attributable to net gas plant. Combined pro forma operating revenues of Enova and Pacific would have totalled approximately $4.496 billion for the year ending December 31, 1996. The Company would serve approximately 1.2 million electric customers in a 1,100 square mile service area in San Diego and southern Orange Counties, California, and approximately 5.4 million natural gas customers in a 27,000 square mile service area in Southern and Central California.

          Thus by no means would the Company be excessively large. By comparison, the Commission has approved a number of acquisitions involving similarly sized or larger operating utilities.<F29>


----------------------------------------------------

<F29>   See, e.g., Entergy Corp., 51 S.E.C. 869 (acquisition of
Gulf States; combined assets at time of acquisition in excess of $21 billion); Northeast Utilities, 50 S.E.C. 427 (acquisition of Public Service Company of New Hampshire; combined assets at time of acquisition of approximately $9 billion); The Southern Company, 40 S.E.C. Docket 350, Rel. No. 35-24579 (Feb. 12, 1988) (acquisition of Savannah Electric and Power Company to create a system with assets of $20 billion); Centerior Energy Corp., 35 S.E.C. Docket 769, Rel. No.
35-24073 (combination of Cleveland Electric Illuminating and Toledo Edison; combined assets at time of acquisition of approximately $9.1 billion); American Electric Power Co., 46 S.E.C. 1299 (acquisition of Columbus and Southern Ohio Electric; combined assets at time of acquisition of close to $9 billion).

----------------------------------------------------


  In addition, the Company would not exceed the scope or scale of other utility companies either in California or nationwide.
Based on combined revenues as of December 31, 1996, the Company would rank approximately 14th in size among investor-owned utilities in the United States.30


----------------------------------------------------

<F30>   Based on comparative information relating to other
utilities found in Fortune Magazine, April 29, 1996.

----------------------------------------------------


  More significantly, the Company would rank third in size behind Edison International ("Edison") and Pacific Gas and Electric Corporation ("PG&E"), its two main competitors within California. As the following table indicates, the Company would be less than half the size of either Edison or PG&E based on a number of financial criteria.


                    Comparative Financial Information
                         As of December 31, 1996
                              ($ in millions)



     Total Capitalization<F31>   Total Assets   Total Op. Revs.

Company   $ 5,912                  $ 9,790        $ 4,496

Edison    $14,581                  $24,559        $ 8,545

PG&E      $17,487                  $26,850        $ 9,622


--------------------------------------------------------

<F31>   Does not include short-term debt.

--------------------------------------------------------


In addition, the Company will be significantly smaller than many other potential competitors who have established marketing affiliates and are expected to be active in California as that market is opened to competition. Such potential competitors include Enron Corp., the Southern
Company, Entergy, Duke/Louis Dreyfus, and American Electric
Power.

               (b)  Efficiencies and Economies

          As explained above, the size of an expanded system must be weighed against the benefits to be achieved by the expansion. Under Section 10(b)(1), the Commission thus also will consider "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" of the new system.<F32>


-------------------------------------------------------

<F32>   American Electric Power Co., 46 S.E.C. at 1309.

-------------------------------------------------------


The Company expects to achieve such benefits from the combination of its constituent companies in a number of ways.

          First, the Company will be able to take advantage of the combination of highly complementary businesses in geographically contiguous territories. The merged companies will bring together access to electric procurement, generation, transmission, distribution and marketing expertise, combined with the ability to offer an array of natural gas and electric services and related products. In addition, the Company will have greater financial resources and expertise to pursue new business opportunities and new energy products and services in the emerging and highly competitive field of energy delivery and energy services.

          Second, the combination of Enova and Pacific will allow for substantial cost reductions and cost avoidances that will benefit customers and shareholders of each company.
These savings are fully described in Item 1.B.1 of the Application and are supported by the Cost Savings Testimony discussed in Item 3.B.2


               (c)  Absence of Anticompetitive Effects

          Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed acquisition. The Company believes that the Transaction will have no anticompetitive effects and indeed will significantly foster competition, primarily in California, but nationwide as well.

          The Transaction would not adversely affect
competition for several reasons.   First, with one very small
exception, the service territories of Enova and Pacific do not overlap.<F33>


------------------------------------------------------

<F33>   SoCalGas' franchised natural gas service territory
overlaps with SDG&E's franchised electric service territory in certain parts of Orange County. Approximately 80,000 gas and electric customers are served by the two companies within the area of overlapping service territories. These customers comprise only 1.7% of SoCalGas' total customer base, and 5.7% of SDG&E's or less than 1.5% of the number of customers on a combined basis.

-------------------------------------------------------


Second, the Company believes that natural gas and electricity are not competing energy forms for most of their customers. Third, although the Transaction will combine the natural gas distribution facilities of SoCalGas and SDG&E, these facilities are operated pursuant to CPUC-approved open access tariffs and are closely regulated as to rates, terms and conditions by the CPUC. This regulatory regime assures that there will not be any exercise of market power or affiliate abuse in the operation of the gas distribution facilities after the Transaction. Finally, the Transaction will not result in any increased concentration in the ownership of electric generation or transmission facilities.

          On the contrary, the Company believes that the Transaction will increase competition, because it will facilitate the expedited implementation of energy services industry competition in California. The Transaction will result in the creation of an organization that can successfully compete with the two larger California utilities and with the plethora of larger commodity and service providers based outside of California. This improved competitive position is expected to bring to consumers the price, quality and service benefits that attend robust competition, and to shareholders of Pacific and Enova the growth potential of an effective participant in these markets.

          The impact of the Transaction on competition is also an important issue before the other regulators that have an interest in the Transaction, including the CPUC, the Department of Justice, the Federal Trade Commission and possibly FERC. The CPUC will not approve the Transaction unless it is satisfied that there will be no adverse effect on competition in California. As one of the proponents of deregulation and with its extensive knowledge of the California energy markets, the CPUC is in the best position to make this determination. Under Section 854 of the California Public Utilities Code, the CPUC must specifically find that the Transaction will not adversely affect competition before it can approve the proposal. Moreover, in so doing, it must take into consideration the written opinion of the state Attorney General on that issue. The Commission should also note that Pacific and Enova will file Pre-Merger Notification Report Forms with the Antitrust Division of the Department of Justice and with the Federal Trade Commission pursuant to the Hart-Scott-Rodino Act.

          A more detailed explanation of the reasons that the transaction will not result in accretions to market power or otherwise threaten competition in the geographic and product markets of Enova and Pacific is set forth in the testimony of William Hieronymous, which has been presented to the FERC and is incorporated herein by reference as Exhibit D-4.

          d. Section 10(b)(2) -- Fairness of Consideration and Fees

          Section 10(b)(2) permits the Commission to disapprove an acquisition if the consideration, including all fees, commissions and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with the acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity . . . of the utility assets underlying the securities to be acquired.

               i.   Fairness of Consideration

          In its determination as to whether or not consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission has considered whether the price was decided as the result of arms length negotiations<F34>


-------------------------------------------------------

<F34>   American Natural Gas Co., 43 S.E.C. 203 (1966).

-------------------------------------------------------


 and whether each party's Board of Directors has approved the purchase price.35


------------------------------------------------------

<F35>   Consolidated Natural Gas Co., 45 S.E.C. Docket 672, 674,
Rel. No. 35-25040 (Feb. 14, 1990).

------------------------------------------------------


  The Commission also considers the opinions of investment bankers<F36>


-------------------------------------------------------

<F36>   Id.

-------------------------------------------------------


and the earnings, dividends, and book and market value of the shares of, the company to be acquired.<F37>


-------------------------------------------------------

<F37>   Northeast Utilities, 42 S.E.C. 963 (1966).

-------------------------------------------------------


These factors will be discussed in turn.

          Upon consummation of the Transaction, each share of Pacific Common Stock will be converted into 1.5038 shares of Company Common Stock, and each share of Enova Common Stock will be converted into one share of Company Common Stock
(the "conversion ratios"). These conversion ratios were the product of extensive and vigorous arms-length negotiations between Pacific and Enova, preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the companies. They were approved by the respective Boards of each of Pacific and Enova after extensive presentations and deliberations, and also will be subject to the approval of the shareholders of each company.

          In addition, nationally recognized investment bankers for each of Pacific and Enova have reviewed extensive information concerning the companies and analyzed the respective conversion ratios employing a variety of valuation methodologies. Pacific has received from Merrill Lynch and Barr Devlin, and Enova has received from Morgan Stanley opinions to the effect that the conversion ratios are fair, from a financial point of view, to the respective holders of Pacific Common Stock and Enova Common Stock. The investment bankers' analyses and opinions are incorporated herein by reference as Exhibits G-1, G-2, and G-3.

          In addition, a comparative analysis of the market price of Enova Common Stock and Pacific Common Stock demonstrates the fairness of the conversion ratios.


                         Pacific Enterprises

                         High           Low       Dividends

1993

First Quarter            $25.000        $18.500   $    -

Second Quarter            25.000         21.375         -

Third Quarter             27.375         23.875      0.30

Fourth Quarter            27.375         23.625      0.30

1994

First Quarter            $24.500        $20.000    $ 0.30

Second Quarter            23.250         19.750      0.32

Third Quarter             22.000         19.250      0.32

Fourth Quarter            21.625         20.000      0.32

1995

First Quarter            $24.875        $21.000    $ 0.32

Second Quarter            26.375         23.000      0.34

Third Quarter             25.375         22.375      0.34

Fourth Quarter            28.625         24.625      0.34

1996

First Quarter            $29.625         $25.250    $ 0.36

Second Quarter            29.625          24.500      0.36

Third Quarter             31.375          28.500      0.36

Fourth Quarter<F38>       32.500          28.750      0.36

--------------------------------------------------------

<F38>   On October 11, 1996, the last full trading day before the
public announcement of the execution and delivery of the Merger Agreement, the high, low and closing prices on the New York Stock Exchange Composite Tape of (i) the Pacific Common Stock were $31.625, $31.125 and $31.50, respectively, and (ii) the Enova Common Stock were $22.625, $22.375 and $22.50, respectively.

----------------------------------------------------------

                              Enova

                         High           Low       Dividends

1993

First Quarter           $26.625        $23.250    $ 0.37

Second Quarter           26.875         24.500      0.37

Third Quarter            27.750         25.625      0.37

Fourth Quarter           27.500         23.500      0.37

1994

First Quarter           $25.000        $21.500    $ 0.38

Second Quarter           23.250         17.500      0.38

Third Quarter            20.875         18.000      0.38

Fourth Quarter           20.125         18.625      0.38

1995

First Quarter           $21.625        $19.125    $ 0.39

Second Quarter           22.875         20.125      0.39

Third Quarter            23.250         20.750      0.39

Fourth Quarter           23.875         21.875      0.39

1996

First Quarter           $24.750        $21.625    $ 0.39

Second Quarter           23.125         20.375      0.39

Third Quarter            23.000         20.500      0.39

Fourth Quarter<F38>      23.000         21.675      0.39

---------------------------------------------------------

<F38>   On October 11, 1996, the last full trading day before the
public announcement of the execution and delivery of the Merger Agreement, the high, low and closing prices on the New York Stock Exchange Composite Tape of (i) the Pacific Common Stock were $31.625, $31.125 and $31.50, respectively, and (ii) the Enova Common Stock were $22.625, $22.375 and $22.50, respectively.

----------------------------------------------------------


          In light of these opinions and an analysis of all relevant factors, including the benefits expected to be realized as a result of the Transaction, the Company believes that the conversion ratios fall within the range of reasonableness, and the consideration for the Transaction bears a fair relation to the sums invested in, and the earning capacity of, the utility assets underlying the common stock of Pacific and Enova.

               ii.  Reasonableness of Fees

          The Company believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors and consumers. They are also consistent with recent precedent. For these reasons, the Company believes that these fees meet the standards of Section 10(b)(2).

          As set forth in Item 2 of this Application, Pacific and Enova together expect to incur a combined total of approximately $45 million in fees, commissions and expenses in connection with the Transaction.<F39>


---------------------------------------------------------

<F39>   The number is a preliminary estimate only, and will be
updated if necessary.


----------------------------------------------------------

  By way of comparison, Cincinnati Gas and Electric Company and PSI Resources incurred $47.12 million in fees in connection with the creation of CINergy, and Northeast Utilities incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire, which amounts were both approved as reasonable by the Commission.<F40>


-----------------------------------------------------------

<F40>   See CINergy Corp., 57 S.E.C. Docket 2353, 2358, Rel. No.
35-26146 (Oct. 21, 1994); Northeast Utilities, 51 S.E.C.
Docket 934, 936-37, Rel. No. 35-25548 (June 3, 1992); see also
Entergy Corp., 51 S.E.C. at 881 n.63 (fees of $38 million approved).

----------------------------------------------------------

          Fees to be paid to the investment bankers in connection with the Transaction are as follows. Pacific has agreed to pay Barr Devlin for its services in connection with the Transaction (i) an initial financial advisory progress fee of $1.5 million paid upon execution of the Merger Agreement;
(ii) an additional financial advisory progress fee of $2.4 million, payable in four equal quarterly installments commencing three months after the date of the Merger Agreement (except if shareholder approval of the Transaction is not obtained); and (iii) a transaction fee of $5.1 million payable upon consummation of the Transaction. Pacific has agreed to pay Merrill Lynch for its services as a financial advisor in connection with the Transaction (i) a retainer of $250,000;
(ii) $1.75 million upon execution of the Merger Agreement;
(iii) $1.75 million upon approval of the Transaction by shareholders of Pacific; and (iv) a fee of $7 million upon consummation of the Transaction, against which the prior fees will be credited. Enova has agreed to pay Morgan Stanley for its financial advisory services in connection with the Transaction (i) an advisory fee estimated at between $150,000 and $250,000 payable if the Transaction is not consummated;
and (ii) a transaction fee of approximately $10.5 million upon consummation of the Transaction, against which the advisory fee will be credited. Pacific and Enova have also agreed to reimburse the respective investment bankers for out of pocket expenses related to the engagements, and to indemnify the investment bankers and certain related persons against certain liabilities, including liabilities under federal securities laws, in connection with these engagements.

          The Company believes these fees are fair and reasonable. They reflect the competition of the market place, in which investment banking firms actively compete with each other to act as financial advisers to merger partners. For these reasons, the Company does not believe that these fees would justify an adverse finding under Section 10(b)(2).

          e.   Section 10(b)(3) --  Capital Structure and the
               General Public Interest

          Section 10(b)(3) permits the Commission to disapprove an acquisition if such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

               i.   No Undue Complication of Capital Structure

          The Transaction has been designed to achieve the business combination of Pacific and Enova by the simplest means possible. With regard to capital structure, these means involve the exchange of Pacific and Enova common stock for Company Stock, while leaving all other elements of the existing capital structure in place. Following the Transaction, the only issued and outstanding securities of the Company will be voting common stock. The Company believes this capital structure is not unduly complicated, but rather maintains, to the greatest extent possible, the simplicity of the capital structure of each constituent entity.

          The Commission has approved applications for acquisitions in which the capital structure of the holding company was substantially similar to that contemplated by the Transaction, in that these acquisitions involved exchanges of common stock only, no other equity securities at the holding company level, and maintenance of the existing capital structure, including outstanding preferred stock, of the constituent companies. These approvals include acquisitions by CINergy Corp.<F41>


--------------------------------------------------------

<F41>   CINergy Corp., 57 S.E.C. Docket 2353, Rel. No. 35-26146.

---------------------------------------------------------


 Centerior Energy Corp.<F42>


---------------------------------------------------------

<F42>   Centerior Energy Corp., 36 S.E.C. Docket 769, Rel. No.
35-24073.

---------------------------------------------------------


 Midwest Resources Inc.<F43>


--------------------------------------------------------

<F43>   Midwest Resources, Inc., 47 S.E.C. Docket 252, Rel. No.
35-25159 (Sept. 26, 1990).

--------------------------------------------------------


 Entergy Corp.<F44>


-------------------------------------------------------

<F44>   Entergy Corp., 51 S.E.C. at 881-83.

-------------------------------------------------------


 and Northeast Utilities.<F45>


------------------------------------------------------

<F45>   Northeast Utilities, 51 S.E.C. Docket 934, Rel. No. 35-
25548. See also WPS Resources Corporation, 57 S.E.C. Docket 940, Rel. No. 35-26101 (Aug. 10, 1994); Illinova Corporation, 56 S.E.C. Docket 1944, Rel. No. 35-26054 (May 18, 1994);
CIPSCO Incorporated, 47 S.E.C. Docket 174, Rel. No. 35-25152 (Sept. 18, 1990); WPL Holdings, Inc., 49 S.E.C. 761.

------------------------------------------------------


  See also Illinois Power Co., 44 S.E.C. 140, 149-50 (1970)
(outstanding voting preferred stock at the subsidiary level).


          Set forth below are summaries of the historical capital structure of Pacific and Enova as of December 31, 1996 and the pro forma consolidated capital structure of the Company as of the same date.

          Pacific and Enova's Historical Capitalizations<F46>

------------------------------------------------------

<F46>   Does not include $411 million in short-term debt and
long-term debt due within one year of Pacific and $70 million in short-term debt of Enova.

------------------------------------------------------

                    As of December 31, 1996
                    (dollars in millions)
                         (audited)

                         Enova               Pacific

                    $         %         $         %

Common Stock Equity 1,570     49.8      1,360     49.3

Preferred Stock     ---       ---          80      2.9

Long-term Debt      1,479     46.9      1,225     44.4

Preferred Stock of
  a Subsidiary        103      3.3         95      3.4

------------------  -----     -----     ------    -----
Total               3,152      100      2,760      100


          The Company Pro Forma Consolidated Capitalization<F47>


-------------------------------------------------------

<F47>   Does not include $481 million in short-term debt and
long-term debt due within one year.

-------------------------------------------------------



                    As of December 31, 1996
                    (dollars in millions)
                         (unaudited)

                              $              %

Common Stock Equity            2,930         49.6

Preferred Stock                   80          1.4

Long-Term Debt                 2,704         45.7

Preferred Stock of
  Subsidiaries                   198          3.3

--------------------          -------        ------
Total                          5,912         100

          The ratio of consolidated common equity to total capitalization of the Company will be, on an unaudited pro forma basis, 49.6%. This well exceeds the traditionally acceptable 30% level.<F48>


-------------------------------------------------------

<F48>   Northeast Utilities, 50 S.E.C. at 447-48.  The ratio
would be 47% if short-term debt were included in total capitalization.

-------------------------------------------------------



          For these reasons, the Company believes that the Transaction will not unduly complicate the capital structure.

          ii.  No Detriment to the Public Interest or Proper
Functioning of the Holding Company System.

          As discussed earlier, the Company believes that the Transaction will affirmatively serve the public interest and enhance the proper functioning of the combined enterprise. See Item 3.B.2. For these reasons, no adverse finding would be appropriate under Section 10(b)(3).

          f.   Section 10(c)(1) --  Conflict With Section 8 or
               Detrimental to Carrying Out Section 11.

          Section 10(c)(1), which sets out the final adverse condition to be considered under Section 10, requires the Commission to disapprove an acquisition if it is either unlawful under Section 8 of the Act or detrimental to carrying out Section 11.

               i.   Compliance With Section 8

          Section 8 prohibits registered holding companies from acquiring properties which would result in combined gas and electric operations in the same area without the authorization of the appropriate state commission, where state law prohibits or requires authorization for such combined operations. Section 8 applies only to registered systems and thus, by its terms, is not applicable to the Transaction. Moreover, the Transaction will occur only if authorization of the CPUC has been granted. Accordingly, the Transaction will not be unlawful under Section 8, and thus that portion of
Section 10(c)(1) relating to Section 8 of the Act is satisfied.

               ii.  No Detriment to the Carrying Out of
                    Section 11

          Section 11 of the Act sets forth the integration and simplification requirements of the Act applicable to registered holding company systems. Section 11 requires the Commission to take action with respect to registered holding company systems that will (1) limit the operations of each registered holding company system to a single integrated public-utility system, certain "functionally related" businesses, and one or more additional integrated public utility systems meeting certain requirements (Section 11(b)(1)); and (2) ensure that the registered system has a simplified corporate structure without undue or unnecessary complications or inequitable distribution of voting power (Section 11(b)(2)).

          Section 11 applies only to registered holding companies. In a proceeding under Section 9(a)(2) where the resulting system would be exempt, as well as in proceedings under Section 3 for the grant of an exemption, compliance with the standards of Section 11 is not required.<F49>


------------------------------------------------------

<F49>   See e.g., Gaz Metropolitain, Inc., 58 S.E.C. Docket 189,
193, Rel. No. 35-26170 (Nov. 23, 1994) ("Exempt holding
companies are not directly subject to Section 11(b)(1)'s integration standards."); see also the 1995 Report at 65-66 (Section 11's integration provisions apply only to registered holding companies); Dominion Resources, Inc., 40 S.E.C. Docket 847, 849, Rel. No. 35-24618 (Apr. 5, 1988) ("[T]he provisions of Section 11 are not applicable to exempt companies such as DRI.")

------------------------------------------------------


  As the Commission has stated in approving an exempt company's application under both Section 9(a)(2) and Section
3, "Section 10(c)(1)'s requirement that the acquisition not be 'detrimental' to carrying out the provisions of Section 11 does not mandate that the latter section's integration requirements be met."<F50>


-------------------------------------------------------

<F50>   Gaz Metropolitain Inc., 58 S.E.C. Docket at 193, Rel. No.
35-26170.

-------------------------------------------------------


          Instead, in applying Section 10(c)(1) to an exempt system, the Commission looks to whether the acquisition would be detrimental to the public interest. With respect to combination gas and electric systems, which could raise integration issues under Section 11 for registered holding companies, the Commission approves applications for exempt systems where it finds that the other requirements of Section 10 have been met and that the appropriate state commission has acted favorably.

          For example, in WPL Holdings, Inc., the Commission approved a reorganization in which a holding company was established over combined gas and electric operations.<F51>


----------------------------------------------------------

<F51>   49 S.E.C. 761 (1988), aff'd in part and rev'd in part sub
nom. Wisconsin Environmental Decade, Inc. v. SEC, 882 F.2d 523
(D.C. Cir. 1989), reaff'd, 50 S.E.C. 728 (1991).

----------------------------------------------------------

  "We have recognized in previous cases that exempt companies, such as Holdings, are not held to strict compliance with the single integrated public utility standard of Section 11(b)(1) `unless and except' (in the prefatory language of Section 3(a)) less than full compliance with that standard would be `detrimental to the public interest or the interests of investors or consumers.'"<F52>

---------------------------------------------------------

<F52>   WPL Holdings, Inc., 49 S.E.C. at 769-70.

---------------------------------------------------------


  Looking generally to the public interest, the Commission noted that the state authorities had expressly approved and authorized the transaction and would continue to assert jurisdiction over and to oversee the operations of the companies. The Commission stated:

          Where, as here, the record contains evidence of affirmative state regulation over the activities of a combination company otherwise entitled to an exemption under Section 3(a) from the provisions of the Act, we need not find, and in this case do not find, that permitting retention of combined operations would be detrimental to the public interest or the interest of investors or consumers.<F53>


-------------------------------------------------------

<F53>   Id. at 772.

------------------------------------------------------

          Subsequently, in Dominion Resources Inc., the
Commission used the same reasoning to approve the acquisition by a combination company of a gas utility.<F54>


------------------------------------------------------

<F54>   47 S.E.C. Docket 252, Rel. No. 35-24618 (Apr. 5, 1988).

-------------------------------------------------------


  In so doing, the Commission explicitly recognized that the limits in Section 11 were inapplicable given the applicant's exemption from registration. With respect to the extension of the gas operations of the combined system, the Commission took pains to state that "the only question" was whether that extension would be "detrimental to the public interest or in the interest of investors or consumers" within the language of Sections 10(b)(1) and 10(b)(3). The Commission went on to state that Section "10(c)(1) of the Act would bring Section 11(b)(1) into consideration only if Dominion Resources were not entitled to an exemption."<F55>


-------------------------------------------------------

<F55>   Id. at 849 n.3.  See also Midwest Resources, Inc., 47
S.E.C. Docket 252, Rel. No. 35-25159 (Sept. 26, 1990); I.E.
Industries Inc., 48 S.E.C. Docket 1735, Rel. No. 35-25325 (June 3, 1991); Southern Indiana Gas and Electric Company, 57 S.E.C. Docket 78, Rel. No. 35-26075 (June 30, 1994); NIPSCO
Industries, Inc., 53 S.E.C. Docket 1997, Rel. No. 35-25766 (Mar. 25, 1993); NIPSCO Industries, Inc., 50 S.E.C. Docket 1231, Rel. No. 35-25470 (Feb. 5, 1992). In these cases, the
Commission approved acquisitions or reorganizations involving exempt combination systems without specifically addressing
Section 10(c)(1).

-------------------------------------------------------

          The Transaction thus satisfies the requirements of
Section 10(c)(1). First, as discussed elsewhere in this application, the combination of Pacific and Enova will meet all the specific standards set forth in Section 10, including the requirement that the Transaction tend toward the efficient and economical development of an integrated public utility system.<F56>


--------------------------------------------------------

<F56>   See supra pages 21-41.

--------------------------------------------------------


  In brief, the combination will produce an efficient coordinated system that will reap the many benefits available from combined resources while preserving local control and state regulation, and also while enhancing, rather than decreasing, competition in California and nationwide. Second, the Transaction will not go forward until the CPUC has addressed and ruled favorably on the issues raised by combining the gas and electric properties of the two systems. Finally, the Company does not believe that the Transaction poses any other concerns to the public interest or the interest of investors or consumers than those already addressed or that are likely to arise in CPUC proceeding. For these reasons, we believe no adverse finding is required under
Section 10(c)(1).

          C.   Section 3(a)(1)

          The Company requests that the Commission issue an order under Section 3(a)(1) declaring that the Company will be exempt from all provisions of the Act except Section 9(a)(2).
Section 3(a)(1) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

          such holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are [1] predominantly intrastate in character and [2] carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

          The Company and each of its material public utility subsidiaries following the Transaction will all be California corporations operating primarily in California. The
Company therefore will meet the second part of the Section
3(a)(1) test.

          With regard to the first part of the test, in determining whether a company's operations are "predominantly intrastate in character," the Commission has primarily examined the amount of utility revenues derived by that entity from out-of-state activities,<F57>


---------------------------------------------------------

<F57>   See Commonwealth Edison Co., 28 S.E.C. 172, 173 (1948);
Yankee Atomic Electric Co., 36 S.E.C. at 567 (1955). The focus of these Section 3(a)(1) orders is on the "predominantly intrastate" requirement of the exemption.

--------------------------------------------------------


 but has also considered out-of-state service area, customers, property, generation and sales.<F58>


-------------------------------------------------------

<F58>   See Wisconsin Electric Power Co., 28 S.E.C. 906, 911-13
(1948). Again, the focus of this Section 3(a)(1) order is on the "predominantly intrastate" requirement.

--------------------------------------------------------


  While no specific numerical tests have been set as a guide for interpreting the meaning of the term "predominantly" in order to establish eligibility for this exemption, holding companies have claimed exemptions under Section 3(a)(1) pursuant to Rule 2 with disclosed out-of-state utility revenue percentages as high as 22.4% and disclosed out-of-state energy sales as high as 36.3% which exemptions have not been challenged by the Commission.<F59>


------------------------------------------------------

<F59>   See, e.g., 1983 Form U-3A-2 filed by Diversified Energies
(22.4% of 1982 revenues from out-of-state); 1990 Form U-3A-2 filed by Texas-New Mexico Power Company (19.7% of 1989 consolidated revenues from out-of-state, 16.9% of consolidated net utility plant out-of-state and 19% of the consolidated system's total customers out-of-state); 1995 Form U-3A-2 filed by Southwestern Energy Company (parent company of Arkansas Western Gas Co.) (out-of-state retail gas sales of 36.3%).

------------------------------------------------------


  Furthermore, the Commission has issued orders granting exemptions under Section 3(a)(1) to holding companies with out-of-state revenues of up to 9.9%.<F60>


------------------------------------------------------

<F60>   See Sierra Pacific Resources, 40 S.E.C. Docket at 114 n.
29.

------------------------------------------------------


          In the case of the public utility system to be owned by the Company following the Transaction, based on financial information for the year ended December 31, 1996, less than 1% of the system's consolidated utility revenues, none of its retail natural gas sales, and less than 2% of its sales of electricity (by kilowatt hour) would be from utility operations outside of California.<F61>


------------------------------------------------------

<F61>   For this purpose, utility revenues do not include
electric sales by exempt wholesale generators, gas transmission or wholesale revenues, and revenues from other operations that are not "utility" operations within the meaning of Section 2(a)(5) of the Act.

------------------------------------------------------

  Virtually all (99%) of the system's net utility plant (based on book value) and utility customers (based on number of customers) would be located in California. These amounts are well within the existing range of orders issued by the Commission under Section 3(a)(1).<F62>

------------------------------------------------------

<F62>   See supra notes 59 and 60 and accompanying text.

------------------------------------------------------


          As discussed above, the combination of gas and electric properties in the new system in this case will not raise competitive or other public interest concerns.
Moreover, this issue must be resolved favorably before the CPUC before the Transaction can proceed. Accordingly, there is no basis for the Commission to withhold the exemption based on the "unless and except" clause.<F63>


------------------------------------------------------

<F63>   See supra notes 49-56 and accompanying text.

------------------------------------------------------


Item 4.   Regulatory Approvals

          Set forth below is a summary of the regulatory approvals that Pacific and Enova will seek in connection with the Transaction.

     A.   State Regulatory Authority

          The CPUC has jurisdiction over various aspects of the transaction. SoCalGas is currently subject to the jurisdiction of the CPUC with respect to its natural gas operations. SDG&E is subject to the jurisdiction of the CPUC with respect to its electric power generating, distribution, and transmission facilities, and retail electric and gas utility services.

          Section 854 of the California Public Utilities Code provides that it is unlawful for any person without the prior authorization of the CPUC directly or indirectly to merge, acquire or control a California public utility. Accordingly, the Company filed an application with the CPUC requesting authorization for its indirect acquisition in the Transaction of SoCalGas and SDG&E, both of which are, and following the completion of the combination will continue to be, California public utilities subject to the jurisdiction of the CPUC with respect to their utility operations.

          Under the applicable standards of the California Public Utility Act, before authorizing the Company's indirect acquisition of SoCalGas and SDG&E, the CPUC is required to find that the acquisition (i) provides short-term and long-term economic benefits to utility ratepayers and (ii) will not adversely affect competition. In addition, to the extent Section 854(b)(2) of the California Public Utility Act is applicable to the Transaction, the CPUC will be required to find that the business combination equitably allocates short-term and long-term forecasted economic benefits of the business combination between shareholders and utility ratepayers with ratepayers receiving not less than 50% of the benefits from regulated operations. In making its finding with respect to competition, the CPUC is required to request an advisory opinion from the California Attorney General as to the effect of the acquisition on competition and the mitigation measures with respect to adverse effects.

          In addition, before authorizing the acquisition, the CPUC must find that the acquisition is, on balance, in the public interest after considering a number of specified criteria including (i) fairness and reasonableness of the acquisition to affected public utility employees and shareholders, (ii) benefits on an overall basis to California and local economies and to communities served by the public utilities and (iii) mitigation measures to prevent significant adverse consequences. The CPUC is also required to consider reasonable options to the acquisition recommended by other parties to the CPUC proceedings to determine whether comparable short-term and long-term economic savings can be achieved through other means while avoiding the possible adverse consequences of the acquisition.

          The Company, Enova, Pacific, and their subsidiaries filed an application with the CPUC on October 31, 1996 for authorization to acquire SoCalGas and SDG&E in the Transaction. See the Joint Application of Pacific, Enova, the Company, Pacific Sub and Enova Sub (Exhibit D-1). Assuming the requisite regulatory approvals are obtained, Pacific and Enova's utility operations will remain subject to regulation by the CPUC.

     B.   Federal Power Act

          Section 203 of the Federal Power Act, as amended (the "Federal Power Act"), provides that no public utility shall sell or otherwise dispose of its FERC-jurisdictional facilities or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. On December 6, 1996, Pacific and Enova filed a Petition for a Declaratory Order seeking FERC's disclaimer of its jurisdiction to review the Transaction under Section 203 and on January 27, 1997, Enova and SDG&E filed, in the alternative, an application for FERC approval of the Transaction under Section 203. Under Section 203, FERC will approve a merger if it finds the merger "consistent with the public interest." In reviewing a merger, FERC evaluates: (i) whether the merger will adversely affect competition, (ii) whether the merger will adversely affect rates, and (iii) whether the merger will impair the effectiveness of regulation.

     C.   Antitrust

          The HSR Act and the rules and regulations promulgated thereunder provide that certain transactions (including those contemplated by the Transaction) may not be consummated until certain information has been submitted to the Antitrust Division of the Department of Justice and the FTC and specified HSR Act waiting period requirements have been satisfied. Pacific and Enova will submit Notification and Report Forms and all required information to the Antitrust Division and the FTC and the Transaction will not be consummated unless the applicable waiting period has expired or has been terminated.
The expiration or earlier termination of the HSR Act waiting period would not preclude the Antitrust Division or the FTC from challenging the Transaction on antitrust grounds.
Neither Pacific nor Enova believes that the Transaction will violate federal antitrust laws. If the Transaction is not completed within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, Pacific and Enova would be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Transaction could be completed.

     D.   Atomic Energy Act

          SDG&E holds NRC operating licenses in connection with its partial ownership in Units 2 and 3 of the San
Onofre Nuclear Generating Station. The operating license authorizes SDG&E to own and operate the facilities. The Atomic Energy Act provides that such a license or any rights thereunder may not be transferred or in any manner disposed of, directly or indirectly, to any person through transfer of control unless the NRC finds that such transfer is in accordance with the Atomic Energy Act and consents to the transfer. Pursuant to the Atomic Energy Act, SDG&E has requested approval from the NRC for the Transaction.

     E.   Other

          Pacific and Enova possess municipal franchises and various permits and licenses that may need to be renewed or replaced as a result of the Transaction. Neither Pacific nor Enova anticipates any difficulties at the present time in obtaining such renewals or replacements.

          Except as set forth above, no other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the Transaction proposed herein.

Item 5.   Procedure

          The Commission is respectfully requested to issue and publish not later than March 31, 1997 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than April 25, 1997 by which comments may be entered and a date not later than April 28, 1997 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. A proposed Form of Notice is attached hereto.

          It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

     a.   Exhibits


                                EXHIBIT

A-1  Articles of Incorporation of the Company (filed as Annex
     J to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997,
     File No. 333-21229, and incorporated herein by reference).

A-2 Bylaws of the Company (filed as Annex K to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference).

B-1  Merger Agreement (filed as Annex A to the Joint Proxy
     Statement/Prospectus included in the Registration
     Statement on Form S-4 on February 5, 1997, File No.
     333-21229, and incorporated herein by reference)

B-2 Joint Venture Marketing Agreement (filed as Exhibit 10.5 to the Registration Statement on Form S-4 on February 5,
     1997, File No. 333-21229, and incorporated herein by reference)

B-3 Employment Agreement by and between the Company and Richard D. Farman dated October 12, 1996 (filed as Annex E to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference)

B-4 Employment Agreement by and between the Company and Stephen L. Baum dated October 12, 1996 (filed as Annex F to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference)

B-5 Employment Agreement by and between the Company and Warren I. Mitchell dated October 12, 1996 (filed as Annex G to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference)

B-6 Employment Agreement by and between the Company and Donald E. Felsinger dated October 12, 1996 (filed as Annex H to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 on February 5, 1997, File No. 333-21229, and incorporated herein by reference)


C-1  Registration Statement on Form S-4 (filed on February 5,
     1997, File No. 333-21229, and incorporated herein by reference)

D-1  Joint Application of Pacific, Enova, the Company, Pacific
     Sub and Enova Sub to the CPUC, filed October 30, 1996
     (to be filed by amendment)

D-2 Testimony of T. J. Flaherty, F. H. Ault & D. L. Reed before the CPUC, "Indentification of Merger Synergies."
     (to be filed by amendment)

D-3  Joint Petition for a Declaratory Order of Pacific and
     Enova before FERC filed December 6, 1996 (to be filed by amendment)

D-4  Joint Application of Enova SDG&E before FERC, filed
     January 27, 1997 (to be filed by amendment)

D-5  Testimony of William Hieronymous before FERC, filed
     October 30, 1996 (to be filed by amendment)

D-6  Order of FERC (to be filed by amendment)

D-7  Letter on behalf of SDG&E to the NRC, submitted December
     2, 1996 (to be filed by amendment)

E-1 Map of SoCalGas gas service areas (to be filed in paper under cover of Form SE)

E-2 Map of SDG&E electric and gas service areas (to be filed in paper under cover of Form SE)

E-3 Map showing interconnections of Pacific and Enova (to be filed in paper under cover of Form SE)

F-1  Opinion of Counsel (to be filed by amendment)

F-2  Past Tense Opinion of Counsel (to be filed by amendment)

G-1  Opinion of Merrill Lynch to the Pacific Board dated
     February 6, 1997 (filed as Annex C to the Joint Proxy
     Statement/Prospectus included in the Registration
     Statement on Form S-4 on February 5, 1997, File No.
     333-21229, and incorporated herein by reference)

G-2  Opinion of Barr Devlin to the Pacific Board dated
     February 6, 1997 (filed as Annex B to the Joint Proxy
     Statement/Prospectus included in the Registration
     Statement on Form S-4 on February 5, 1997, File No.
     333-21229, and incorporated herein by reference)

G-3  Opinion of Morgan Stanley to the Enova Board dated
     February 6, 1997 (filed as Annex D to the Joint Proxy
     Statement/Prospectus included in the Registration
     Statement on Form S-4 on February 5, 1997, File No.
     333-21229, and incorporated herein by reference)

H-1  Pacific Annual Report on Form 10-K for the year ended
     December 31, 1996 (to be filed by Amendment)

H-2  Enova Annual Report on Form 10-K for the year ended
     December 31, 1996 (filed with the Commission by Enova on
     March 19, 1997, and incorporated herein by reference)

H-3 Pacific 1996 Annual Report to Shareholders (to be furnished to the Commission and incorporated herein by reference)

H-4 Enova 1996 Annual Report to Shareholders (to be furnished to the Commission and incorporated herein by reference)

I-1  Proposed Form of Notice

     b.   Financial Statements

FS-1 Company Pro Forma Consolidated Balance Sheet as of
     December 31, 1996 (Exhibit FS-1
     hereto)

FS-2 Company Pro Forma Consolidated Statement of Income for the year ended December 31, 1996
     (Exhibit FS-2 hereto)

FS-3 Pacific Consolidated Balance Sheet as of December 31,
     1996 (to be filed with the Commission in the Pacific Annual
     Report on Form 10-K for the year ended December 31, 1996
     (Exhibit FS-3 hereto), and incorporated herein by reference)

FS-4 Pacific Consolidated Statement of Income for the year ended December 31, 1996 (to be filed with the Commission in Pacific Annual Report on Form 10-K for the year ended December 31, 1996 (Exhibit FS-4 hereto), and incorporated herein by reference)


FS-5 Enova Consolidated Balance Sheets as of December 31, 1996
     (filed with the Commission in the Enova Annual Report on Form 10-K for the year ended December 31, 1996 (Exhibit FS-5 hereto), filed by Enova on March 19, 1997, File No.001-11439, and incorporated herein by reference)

FS-6 Enova Consolidated Statement of Income for the year ended
     December 31, 1996 (previously filed with the Commission in the Enova Annual Report on Form 10-K for the year ended
     December 31, 1996 (Exhibit FS-6 hereto), filed by Enova on
     March 19, 1997, File No.001-11439, and incorporated by reference herein)


Item 7.   Information as to Environmental Effects

          The Company believes that the Commission's grant of the requested order will not constitute a major federal action significantly affecting the quality of the human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved. Second, consummation of the Transaction will not result in changes in the operations of SoCalGas or SDG&E that would have any significant impact on the environment. To the Company's knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.

          The Transaction will be reviewed under the California Environmental Quality Act ("CEQA"). Pub. Resources Code Section 28000 et. seq. CEQA requires the filing of an environmental impact report (EIR) if it is determined that the Transaction will have any substantial impact on the environment, under standards that are more stringent than those in NEPA. Under California law, the CPUC is the lead agency for examining environmental issues for utilities under CEQA, including making a determination as to whether an EIR or a negative declaration is required, in connection with the Transaction. The Company believes that the Transaction will not have a significant environmental impact and thus that CEQA does not require an EIR. In response to the CPUC's request for information, the Company has submitted to the CPUC a report describing the potential environmental effects of the Transaction. The CPUC will determine whether CEQA requires an EIR or Negative Declaration, and will review and evaluate the EIR or Negative Declaration in the context of the proceedings for approval of the Transaction described in Item 4.



                            SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company have duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.



                         Mineral Energy Company


                     By: /s/  Richard D. Farman
                         _________________________________
                         Richard D. Farman, President


                     Date:  March 26, 1997